UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2010

_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 10, 2010 with respect to the Registrant’s results of operations for the quarter ended March 31, 2010.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended March 31, 2010.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2010.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries with respect to the quarter ended March 31, 2010.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz Name: Lea Katz Title: Corporate Secretary

Dated: May 10, 2010.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated May 10, 2010.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed interim consolidated financial statements.

4	Unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries.

5	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results For First Quarter Ended March 31, 2010
And Intention for Public Placement of Debentures
And Credit Rating

Hadera, Israel, May 10, 2010 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the first quarter ended March 31, 2010. The Company, its subsidiaries and associated companies are referred to hereinafter as the "Group".

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera Paper Ltd. ("Mondi Hadera") and Hogla-Kimberly Ltd. ("H-K").

Consolidated sales in the reported period amounted to NIS 240.0 million, as compared with NIS 229.9 million in the corresponding period last year, representing an 4.4% increase, which is primarily due to the growth in sales of the packaging paper and recycling sector, in view of the higher prices, coupled with the growth in the sales of the office supplies marketing sector, as compared with the corresponding period last year and as compared with the sales in the fourth quarter of the year, in the amount of NIS 237.6 million, representing an increase of approximately 1.0%.

The operating profit totaled NIS 7.4 million during the reported period, 3.1% of sales, as compared with NIS 18.5 million, 8.0% of sales last year. Excluding nonrecurring revenues in the amount of NIS 16.4 million last year, on account of unilateral dividend, the operating profits in the corresponding period last year amounted to approximately NIS 2.1 million. The increase in operating profit during the reported period is primarily attributed to the increase in gross profit as a result of the increase in sales, as mentioned above.

The net profit attributed to the Company's shareholders in the reported period amounted to NIS 24.3 million, as compared with net profit of NIS 19.1 million in the corresponding period last year, an increase of approximately 27.2%.

The net profit attributed to the company's shareholders during the reported period was affected by the improvement in the operating margin at most group companies in Israel and in Turkey as a result of the increase in operations brought about an improvement in the operating profit as mentioned above, coupled with the reduction in financial expenses amounting to NIS 3.6 million.

Basic earnings per share amounted to NIS 4.80 per share ($1.29 per share) in the reported period, as compared with basic earnings per share of NIS 3.77 per share ($0.90 per share) in the corresponding period last year.

The negative inflation rate during the reported period amounted to 0.9%, as compared with a negative inflation rate of 0.1% in the corresponding period last year.

The USD exchange rate was revalued in the first quarter of this year by approximately 1.6%, as compared with approximately 10.1% devaluation in the corresponding period last year.

The global paper industry saw a continuation of the trend of rising prices in the first quarter of 2010, across various product types, a trend that began in 2009. An additional rise in the prices of packaging paper in Europe was recorded since January, amounting to a rate of 15% during the first quarter.

The rising price of pulp worldwide, that led to an increase in the prices of virgin packaging paper, led to an increase in demand for recycled packaging paper that is produced by the Packaging Paper Division, as an alternative. The continuation of this trend, in addition to the sharp increase in prices that was recorded in the second half of 2009, may support the continued growth and increase in the volume of operations that are expected in 2010, in the packaging paper sector.

The Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the global trend of increasing private consumption in light of the emergence from the crisis, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

The Group companies raised their prices in the course of the first quarter. In terms of raw materials, the NIS was reevaluated vis-à-vis the dollar by an average of approximately 8% as compared with the corresponding period last year. This led to savings in terms of the inputs and imported products in the company's principal sectors of operation, whose prices tend to follow import prices denominated in dollars. As a result of the said revaluation, the price of natural gas decreased by approximately 12%, as compared with the corresponding period last year, thereby leading to additional savings. These savings were partially offset by the rising prices of water during the reported period, by an average rate of 34%, along with the rising price of fibers by approximately 18%, as compared with the corresponding period last year.

Financial expenses during the reported period amounted to NIS 0.9 million, as compared with NIS 4.6 million in the corresponding period.

The company’s share in the earnings of associated companies totaled NIS 19.5 million during the reported period, as compared with NIS 15.0 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company's share in the net profit of Mondi Hadera (49.9%) rose by approximately NIS 1.7 million. The increase in the profit originated primarily from an increase in the operating profits of Mondi Hadera, that grew from NIS 5.4 million last year to NIS 8.6 million this year, despite the erosion in prices as compared with the corresponding period last year, thanks to efficiency measures in the manufacture of paper in the course of the first quarter, coupled with an improvement in the gross margin of part of the products range. The increase in net profit was moderated somewhat as a result of the increase in tax expenses in the amount of approximately NIS 0.6 million during the reported period, in relation to last year, primarily as a result of the increase in pretax earnings.

2

-
The company’s share in the net profit of H-K Israel (49.9%) increased approximately by NIS 2.2 million. H-K operating profit increased from NIS 47.9 million to NIS 50.4 million this year. The improvement in the operating profit, despite the erosion in the selling prices of the part of the sectors of operation, originated primarily as a result of a decrease in the prices of some of the company's inputs, in light of the erosion of global commodity prices, coupled with significant efficiency measures across the entire company, increased savings in purchasing and the continuing empowerment of the company's brands, that generated a significant improvement in earnings during the reported period.

-
The Company's share in the losses of KCTR Turkey (49.9%) was reduced by NIS 1.2 million. This reduction is primarily attributed the slight increase in the volume of operations, coupled with the sale of the PEDO brand to a local chain, which generated nonrecurring revenues of NIS 3.1 million, that brought about the continuing reduction in the operating loss from NIS 7.9 million during the corresponding period last year to approximately NIS 3.2 million during the reported period.

In the course of April 2010, 95,460 options were exercised, previously granted as part of the officers stock option plan. As a result of this exercise 21,868 shares of the company were issued.

The Company also announced that the Company's Board of Directors resulted yesterday, to authorize the Company's management to carry out a raise of up to a total amount of approximately NIS 75 million by way of a public placement of new series of debentures. There may be a possibility that the scope of the issuance will change, according to market conditions. The interest rates that the new series of debentures shall bear will be determined at a tender.

The issuance of debentures shall be executed according to a shelf offering report, detailing the conditions of the issuance, to be approved by the Company's Board of Directors according to the shelf prospectus that was published by the Company on May 26, 2008 and subordinate to the Tel Aviv Stock Exchange's approval for listing the debentures for trade.

It should be noted, that there is no certainty as to the actual execution of the raise, its extent and its timing.

The Company also announced that Maalot (Israeli Securities Rating Company Ltd., affiliation of Standard and Poor’s) decided to rate the Company's new series of debentures as (ilA+)/Negative.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

3

HADERA PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts
Three months ended March 31,
NIS IN THOUSANDS (1)
	2010	2009

Net sales	239,985	229,881

Net earnings attributed to the Company's shareholders	24,290	19,079

Basic net earnings per share attributed to the Company's shareholders	4.80	3.77

Fully diluted earnings per share attributed to the Company's shareholders	4.75	3.77

(1)	The representative exchange rate at March 31, 2010 was NIS 3.713=$1.00.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il

4

Exhibit 2

Hadera Paper Ltd.

Update to PART A (Corporate Business Description) of the Information
Presented in the Company's Periodical Report
As at March 31, 2010

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to chapter A, section 5: "Equity investments in the Company and transactions in its shares"

In the course of April 2010, 95,460 options were exercised, previously granted as part of the senior officers stock option plan. As a result of this exercise 21,868 shares of the company were issued.

2.	Update to chapter D, section 13.4: "Agreements with senior officers"

On March 23, 2010 the Board of Directors and Audit Committee approved granting a special bonus to the retiring CEO. For more information see the press release published on March 23, 2010.

1

            May 9, 2010

MANAGEMENT  DISCUSSION

The Board of Directors of Hadera Paper Ltd. ("The Company") is hereby honored to present the Management Discussion as at March 31, 2010, reviewing the principal changes in the operations of the company for the months January through March 2010 ("The Reported Period"). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumption that the reader is also in possession of full Periodic Report of the company as at December 31, 2009 ("Annual Financial Statements"). The results of the company that are presented in the management discussion relates to the share of the shareholders of the company in the results, unless stated otherwise.

A.	Description of the Corporation’s Business

1.	Company Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The Company’s securities are traded on the Tel Aviv Stock Exchange and on the American  Stock Exchange (NYSE).

2.	General

Principal Current Operations

1.	Business Environment

The global financial crisis and the slowdown in real-term economic activity, that began in 2008 and grew more severe in early 2009, which led to a recession in numerous countries in the West, moderated throughout 2009, as the financial and real markets gradually returned to stability. A gradual global trend of recovery in real economic activity started in the second half of 2009, as different economies, including that of the United States, stabilized and even resumed growth. The global recovery is attributed to a great degree to a combination of fiscal expansionary programs, coupled with continuing expansionary monetary policy that was led by the US administration, and contributed, inter alia, to positive sentiments in capital markets and an improvement in the stability of international financial institutions.

This trend of economic recovery continued in the first quarter of 2010 in most financial and real markets. Nevertheless, the financial crisis and its implications continue to have an impact, primarily on the eurobloc, which is still characterized by economic instability. The indications of the crisis and its implications are causing significant fluctuations in financial markets, including the prices of securities, bonds and currency exchange rates, coupled with a continuing credit shortage among certain firms and certain countries, and to a great uncertainty in the economic activity.

2

The Israeli economy and the Israeli capital market were characterized by trends that were similar to the global trends during the said period, although it would appear that the signs of recovery in the Israeli economy are more distinct. Starting in the second quarter of 2009, the trend of recovery that was observed in most segments of the Israeli economy gathered speed, as the Israeli capital market recorded a significant bullish run in the prices of marketable securities, while the corporate debt market also began to recover, as the business sector began once again to raise funds.

The global paper industry saw a continuation of the trend of rising prices in the first quarter of 2010, across various product types, a trend that began in 2009. An additional rise in the prices of packaging paper in Europe was recorded since January, amounting to a rate of 15% during the first quarter.

The rising price of pulp worldwide, that led to an increase in the prices of virgin packaging paper, led to an increase in demand for recycled packaging paper that is produced by the Packaging Paper Division, as an alternative. The continuation of this trend, in addition to the sharp increase in prices that was recorded in the second half of 2009, may support the continued growth and increase in the volume of operations that are expected in 2010, in the packaging paper sector.

The above information pertaining to trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

2.	Impact of the Business Environment on Company Operations

General

The Hadera Paper Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the global trend of increasing private consumption in light of the emergence from the crisis, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

The group's operations in the household and absorbent paper products sector (through the associated company Hogla Kimberly), in view of the fierce competition that exists in some of the sectors of operation, continued to be characterized by measures intended to preserve market shares and quantitative volumes of operation, stemming from the acquired consumption habits of customers and consumers in Israel. During the first quarter of the year, a slight decrease was recorded in certain market shares in some sectors of operation. These were compensated for by far-reaching efficiency measures and increased volumes of output. These measures led to an improvement of the profit, despite the challenging business environment in this area.

Sectors Activity

In the packaging paper and recycling sector, the increase in demand along with the continuing rise in prices that is anticipated worldwide, are expected to positively impact the operations in this sector. The completion of the running-in period of the new packaging paper manufacturing array - Machine 8 - that is expected to occur in May and is expected to bring about an increase of approximately 70% in the output capacity, will effectively meet the rising demand on both local and export markets, in perfect timing with the needs of the packaging paper sector. In light of the above, these factors are expected to lead to improved profitability and results in this sector. It should be noted that in the course of the running-in period, the manufactured products were sold on both local and export markets, at prevailing market prices. Regarding the capitalization of the net costs of the running-in period, see Note 5 of the financial statements as of 31, March, 2010.

3

Due to the company's estimates regarding the existence of imports of packaging paper to Israel at dumping prices since 2008, primarily from Europe, the company has filed a complaint with the Dumping Commissioner at the Ministry of Employment Industry and Trade, who has decided to impose temporary guarantees on the import of packaging paper from European nations. . Following appeals that were filed by some of the producers and importers, an agreement was reached between the parties in early December 2009, that the decision of the Commissioner would remain in effect for a period of four months between December 2009 and March 2010. The guarantees that were posted by the appealing parties in October and November 2009 will be refunded to them. This decision received of the validity of a court ruling. The validity of said temporary guarantee, expired on March 31, 2010.

On January 21, 2010, the Supervisor informed the Dumping Committee of his recommendation to impose a dumping levy of €31-44 per ton, on most different producers from the European Union. The recommendation of the Dumping Supervisor is subject to the approval of the Dumping Committee and the signature of the Minister of Employment Industry and Trade and the Minister of Finance. As of the date of this report, the recommendation of the committee has yet to be received and the company cannot estimate at this stage, the impact of the approval of the complaint on its results.

In the fine paper sector, following the trend of rising pulp prices in the second half of 2009 and as a result of the emergence from the global crisis, pulp prices rose sharply during the first quarter of the year as compared with the corresponding quarter last year. This originated from damage caused by the earthquake in Chile to three plants of three different and large pulp producers, that have led to delays in the provision of pulp to the global market. As a result of these rising prices, the prices in this sector rose by an average of approximately 13% starting in March. This rise in prices will be fully expressed during the coming months, until such time when the fine paper market returns to equilibrium between global paper demand and supply.

The reduced demand that was felt in Europe and worldwide led to surplus supply and the company estimates that fine paper is being imported to Israel at dumping prices since 2008. In this respect, the company is also working with the Dumping Supervisor in order to control imports at these prices. On February 26, 2009, the company announced that Mondi Hadera Paper, an associated company had filed a complaint to the Supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that the above complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

Raw Materials

As mentioned above, the Group companies raised their prices in the course of the first quarter. In addition, in terms of raw materials, the NIS was reevaluated vis-à-vis the dollar by an average of approximately 8%  as compared with the corresponding period last year. This led to savings in terms of the inputs and imported products in the company's principal sectors of operation, whose prices tend to follow import prices denominated in dollars. As a result of the said revaluation, the price of natural gas decreased by approximately 12%  as compared with the corresponding period last year, thereby leading to additional savings. These savings were partially offset by the rising prices of water during the reported period, by an average rate of 34%, along with the rising price of fibers by approximately 18%  as compared with the corresponding period last year.

4

Crisis In The Financial Markets

As at the date of the report, it is impossible to estimate whether the said crisis in the financial markets has indeed run its course, what are its direct and indirect economic implications globally and in Israel, and how long such implications will last, if at all.

The signs of the said crisis and the recovery therefrom - coupled with the fiscal crisis in the Eurozone - have affected and may continue to affect the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, their ability to realize assets, the state of their business, their financial indicators and covenants, their credit rating, their ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

All of the above, in relation to trends in the global market, in the paper market and in the prices of inputs and their impact on the company, the influence of the completion of the running-in period of the new production site and the approval of the company's complaints regarding importing at dumping prices - all constitute forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the crisis in global banking and credit markets changes in global raw material prices and changes in the supply and demand of global paper products and the decisions of the Dumping Committee and relevant ministers in this respect.

As at the date of publication of these financial statements, no material changes have occurred to the Company's risk management policy.

The US dollar exchange rate was revaluated by approximately 1.6% during the reporting period, as compared with a devaluation of approximately 10.1% during the corresponding period last year.

The company's business portfolio, including its associated companies, is balanced in terms of foreign currency and the level of the company's exposure to sharp fluctuations in currency rates is therefore low.

The negative inflation rate during the reported period amounted to -0.9%, as compared with a negative inflation rate of- 0.1% in the corresponding period last year.

B.	An Explanation of the Results of Operation

1.	Analysis of Operations and Profitability

Commencing January 1, 2009, the company applies International Financial Reporting Standard (IFRS) No. 8, Operating Segments, and has accordingly recognized the packaging and cardboard products segment, which includes the operations of Carmel Container Systems and Frenkel C.D., as a separate segment. The associated companies Hogla Kimberly and Mondi Hadera Paper were also recognized as independent segments (for further details, see Note 19 to the financial statements dated December 31, 2009). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

5

1.1	Sales

The consolidated sales in the reported period amounted to NIS 240.0 million, as compared with NIS 229.9 million last year, an increase of approximately 4.4%, that originates primarily from the growth in sales of the packaging paper and recycling sector in view of the higher prices as mentioned above, coupled with the growth in the sales of the office supplies marketing sector, as compared with the corresponding quarter last year and as compared with the sales in the fourth quarter of the year, in the amount of NIS 237.6 million, representing an increase of approximately 1.0%.

Sales of the packaging paper and recycling sector amounted to NIS 86.0 million and less of sales among Group companies amounted to NIS 73.5 million  as compared with NIS 80.5 million less of sales among Group companies, NIS 62.7 million in the reported period.

The increase in the sales turnover in the packaging paper and recycling sector is attributed to quantitative increase in the sales of packaging and recycling as a result of the increased exports to Europe, and an increase in demand from the local market, that were offset as a result of the impact of NIS-denominated sales prices that were eroded as compared with the corresponding quarter last year (sales in this sector are affected by the dollar-denominated prices of competing imports).

The sales of the packaging and cardboard products sector during the reported period amounted to NIS 127.4 million and less of sales among Group companies amounted to NIS 125.4 million, as compared with NIS 132.5 million and less of sales among Group companies amounted to NIS 130.8 million during the corresponding period last year, a decrease of approximately 4.1% that originated primarily as a result of a competition in the sector and efforts initiated by the sector to retain customers.

Sales in the office supplies marketing sector during the reported period amounted to NIS 41.4 million and less of sales among Group companies amounted to NIS 41.1 million, as compared with NIS 36.7 million last year, and less of sales among Group companies amounted to NIS 36.4 million, an increase of 12.9% originating from a quantitative increase in sales, as a result of having secured institutional tenders that served to expand the range of customers in this sector.

1.2	Cost of Sales

The cost of sales amounted to NIS 196.6 million, 81.9% of sales, during the reported period, as compared with NIS 192.5 million, 83.7% of sales, last year.  The improvement in the ratio of cost of sales to sales originated from greater manufacturing efficiency and the utilization of the board and newsprint waste inventories in view of the rise in the demand for packaging paper, coupled with the rise in purchasing of office supplies as a result of preparations for securing tenders in this area.

The gross profit totaled NIS 43.4 million during the reported period approximately 18.1% of sales, as compared with NIS 37.4 million, 16.3% of sales, in the corresponding period last year, representing growth of approximately 16.0% in relation to the corresponding period last year.

6

The growth in gross profit in relation to the corresponding period last year originated primarily as a result of the quantitative growth in sales in light of the above mentioned recovery in the markets, coupled with the lowering of electricity prices by a rate of approximately 7% and the lowering of natural gas prices by approximately 12% as a result of the aforementioned revaluation of the local currency, that were offset by a 34% increase in the price of water and an 18% increase in the purchasing of raw materials - primarily pulp.

  Labor Wages

The labor wages within the cost of sales amounted to NIS 48.4 million during the reported period, approximately 20.2% of sales, as compared with NIS 54.1 million last year approximately 23.6% of sales. The decrease in labor expenses in relation to the corresponding period last year originates primarily as a result of the capitalization of labor costs amounting to NIS 3.1 million associated with the running-in process of Machine 8. (See Note 5 to the financial statements dated March 31, 2010).

The labor wages within the Selling, General and Administrative expenses amounted to NIS 26.2 million during the reported period, approximately 10.9% of sales, as compared with the sum of NIS 22.2 million last year, approximately 9.7% of sales.

The growth in the cost of labor in relation to the corresponding period last year is primarily attributed to the recording of labor expenses on account of the special bonus paid to the retiring CEO in accordance with the decision of the Board of Directors dated March 23, 2010, in the sum of NIS 5.0 million on account of promoting strategic projects of the company.

1.3	Selling, General , Administrative and other Expenses

The growth in Selling, General, Administrative and other Expenses originated primarily from the bonus paid to the retiring CEO, as mentioned above, that was offset by the recording of revenues from the sale of an asset in the amount of NIS 1.4 million. The general and administrative expenses also included an amortization of excess cost in the sum of NIS 0.7 million, on account of excess cost recorded during the acquisition of Carmel and Frenkel CD in 2008. Less of the nonrecurring labor expenses and excluding nonrecurring revenues, the Selling General and Administrative expenses decreased by approximately NIS 3.1 million, as compared with the corresponding period last year.

The Selling, General and Administrative (including wages) Expenses and Other revenues amounted to NIS 35.9 million in the reported period – representing 15.0% of sales – as compared with NIS 18.9 million,8.2% of sales,in the corresponding period last year. When neutralizing nonrecurring revenues last year, as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by an associated company in the sum of NIS 16.4 million, the selling general, administrative and other expenses amounted in the corresponding period last year, to NIS 35.3 million, approximately 9.4% of sales.

1.4	Operating Profit

The operating profit totaled NIS 7.4 million during the reported period, 3.1% of sales, as compared with NIS 18.5 million, 8.0% of sales last year. Excluding nonrecurring revenues in the amount of approximately NIS 16.4 million last year, on account of unilateral dividend, the operating profits in the corresponding period last year amounted to approximately NIS 2.1 million. The increase in operating profit during the reported period is primarily attributed to the increase in gross profit as a result of the increase in sales, as mentioned above.

7

The operating profit of the paper and recycling sector totaled approximately NIS 3.9 million during the reported period, as compared with operating profit of approximately NIS 0.2 million in the corresponding period last year, primarily as a result of the quantitative increase in sales, as mentioned above.

The operating profit of the entire paper and recycling sector (including headquarters) amounted to NIS 2.7 million, as compared with NIS 13.9 million in the corresponding period last year, that included nonrecurring earnings, as mentioned above. It should be noted that the expenses allocated during the period to the packaging sector included nonrecurring labor expenses of NIS 5.0 million, as detailed in Section 1.2, above.

The operating profit of the packaging and cardboard products segment amounted to NIS 3.6 million in the reported period, as compared with an operating profit of NIS 3.8 million in the corresponding period last year. The decrease in the operating profit for the sector originates primarily as a result of the decrease in selling prices, despite the quantitative increase in sales as compared with to the first quarter last year.

The operating profit of the office supplies sector amounted to NIS 1.5 million during the reported period, as compared with approximately NIS 0.9 million in the corresponding period last year.

1.5	Financial Expenses

Financial expenses amounted to NIS 0.9 million during the reported period, as compared with NIS 4.6 million.

The interest expenses in respect of CPI-linked long-term liabilities (debentures) decreased by NIS 0.9 million as compared with the corresponding period last year, as a result of both the decrease in the balance of debentures following redemptions made to the holders of the debentures, coupled with approximately 0.9% decrease in the CPI during the reported period, as compared with hedging transactions on the CPI-linked debentures whose costs amounted to 0.3% per annum in the corresponding period last year, and as a result of the valuation of the hedging transactions to their fair value, in accordance with international standards.

1.6	Taxes on Income

Expenses for taxes on income amounted to NIS 1.2 million in the reported period, as compared with tax expenses of NIS 10.0 million in the corresponding period last year. excluding  the tax expenses as a result of the recording of a provision for taxes on account of events that were included in the corresponding period last year, the tax expenses retained their level during the corresponding period last year.

1.7	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera Paper, Hogla-Kimberly.

The company’s share in the profits of associated companies totaled NIS 19.5 million during the reported period, as compared with NIS 15.0 million in the corresponding period last year.

8

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company's share in the net profit of Mondi Hadera Paper (49.9%) rose by approximately NIS 1.7 million. The increase in the profit originated primarily from an increase in the operating profits of Mondi, that grew from NIS 5.4 million last year to NIS 8.6 million this year, despite the erosion in prices as compared with the corresponding period last year, thanks to efficiency measures in the manufacture of paper in the course of the first quarter, coupled with an improvement in the gross margin of part of the products range. The increase in net profit was moderated somewhat as a result of the increase in tax expenses in the amount of approximately NIS0.6 million during the reported period, in relation to last year, primarily as a result of the increase in pretax earnings.

-
The company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 2.2 million. Hogla's operating profit grew from NIS 47.9 million to NIS 50.4 million this year. The improvement in the operating profit, despite the erosion in the selling prices of the part of the sectors of operation, originated primarily as a result of a decrease in the prices of some of the company's inputs, in light of the erosion of global commodity prices, coupled with significant efficiency measures across the entire company, increased savings in purchasing and the continuing empowerment of the company's brands, that generated a significant improvement in earnings during the reported period.

-
The Company's share in the losses of KCTR Turkey (49.9%) was reduced by NIS 1.2 million. This reduction is primarily attributed the slight increase in the volume of operations, coupled with the sale of the PEDO brand to a local chain, which generated nonrecurring revenues of NIS 3.1 million, that brought about the continuing reduction in the operating loss from NIS 7.9 million during the corresponding period last year to approximately NIS 3.2 million during the reported period.

It should be noted that the operating loss during the reported period includes a provision on account of lawyer fees and tax consultants fees related to the handling of tax assessments. See Section D1, below.

1.8	The net income and the earnings per share attributed to the Company's shareholders

The net profit attributed to the Company's shareholders amounted to NIS 24.3 million in the reported period, as compared with net profit of NIS 19.1 million in the corresponding period last year, representing an increase of approximately 27.2%.

The net profit attributed to the company's shareholders during the reported period was affected by the improvement in the operating margin at most group companies in Israel and in Turkey as a result of the increase in operations brought about an improvement in the operating profit as mentioned above, coupled with the reduction in financial expenses amounting to NIS 3.6 million.

Basic earnings per share amounted to NIS 4.80 per share ($1.29 per share) in the reported period, as compared with basic earnings per share of NIS 3.77 per share ($0.90 per share) in the corresponding period last year.

Diluted earnings per share amounted to NIS 4.75 per share ($1.28 per share) in the reported period, as compared with NIS 3.77 per share ($0.90 per share) in the corresponding period last year.

9

2.	Analysis of the Company’s Financial Situation

•	The cash and cash equivalents item rose from NIS 9.4 million on March 31, 2009, to NIS 24.1 million on March 31, 2010.

•
Designated deposits increased from NIS 81.8 million as at March 31, 2009, to NIS 86.9 million as at March 31, 2010. The increase in deposits stems from the company’s preparation for the final payments for the equipment and fixed assets for the Machine 8 Project.

•
Trade receivables relating to the packaging paper and recycling segment increased from NIS 80.3 million as at March 31, 2009, to NIS 90.2 million as at March 31, 2010. This increase is attributed to a quantitative growth in operations in both local market and export markets. In the packaging and cardboard products sector, a decrease was recorded in trade receivables from NIS 195.9 million on March 31, 2009, to NIS 193.1 million on March 31, 2010 and, as a result of a quantitative decrease in sales in the sector. Trade receivables for the office supplies marketing sector rose from NIS 47.7 million as at March 31, 2009, to NIS 55.4 million, as at March 31, 2010, as a result of growth in the volume of operations.

•
Other receivables relating to the packaging paper and recycling segment decreased from NIS 125.9 million as at March 31, 2009, to NIS 85. million as at March 31, 2010. This decrease originates primarily from the decrease in the debts of government institutions that were generated last year as a result of the construction of Machine 8, in the amount of approximately NIS 17.1 million, coupled with a decrease in the balance associated companies as a result of a decrease in the dividend to receive in the amount of NIS approximately 10.8 million following the actual payment of dividends. Other receivables relating to the packaging and cardboard products sector decreased from NIS 5.3 million as at March 31, 2009, to approximately NIS 3.1 million as at March 31, 2010. Other receivables relating to the marketing of office supplies segment decreased from NIS 4.8 million as at March 31, 2009 to NIS 4.3 million as at March 31, 2010.

•
Inventories in the packaging paper and recycling sector increased from NIS 78.0 million as of March 31, 2009, to NIS 92.3 million as of March 31, 2010. This increase is primarily attributed to the continuing increase in the inventories of wastepaper as part of Amnir’s preparation for the full-scale operation of the new packaging paper machine, following the termination of the running-in period and the continuing development of export markets and the securing of paper availability for overseas shipment. Inventories of the packaging and cardboard products sector decreased from NIS 77.0 million as at March 31, 2009, to NIS 71.8 million as at March 31, 2010. This decrease is primarily attributed to a decrease in paper prices, coupled with the opening of local warehouses by an international supplier. An increase was recorded in the inventories item of the office supplies marketing sector from NIS 22.2 million on March 31, 2009, to NIS 23.5 million on March 31, 2010, primarily as a result of the wider deployment of inventory entrances imported from the Far East.

10

•
The investment in associated companies increased from NIS 296.4 million as at March 31, 2009, to NIS 347.2 million as at March 31, 2010. The principal components of the said increase consist primarily of the company's share in the earnings of associated companies in the amount of NIS 91.9 million between the reported periods, offset by the company's share in distributed dividend in the sum of NIS 29.4 million from an associated company and the company's share in the declared dividend of NIS 10.0 million by an associated company, which led to a increase in the total investment between the reported periods.

•
Short-term credit increased from NIS 37.7 million as at March 31, 2009 to NIS 88.3 million as at March 31, 2010. The increase in short-term credit is primarily attributed to the credit in the amount of NIS 40 million raised from institutional investors between the reported periods and the assuming of short-term bank credit.

•
In the other accounts payable item in the packaging paper and recycling sector, an increase was recorded from NIS 96.0 million on March 31, 2009, to NIS 107.2 million on March 31, 2010. This increase is primarily attributed to an increase in the wage provisions coupled with an increase in interest to be paid as a result of additional long-term loans that were assumed by the sector between the reported periods for the purpose of financing Machine 8. Inventories of the packaging and cardboard products sector decreased from NIS 15.2 million as at March 31, 2009, to NIS 14.9 million as at March 31, 2010. In the office supplies marketing segment, the Other Accounts Payable item increased from NIS 4.6 million on March 31, 2009, to NIS 5.1 million on March 31, 2010.

•
The company’s shareholders' equity increased from NIS 783.4 million as at March 31, 2009, to NIS 883.0 as at March 31, 2010. This change originated primarily from the net profit attributed to the company's shareholders between the periods, in the sum of NIS 96.4 million.

3.	Investments in Fixed Assets

Investments in fixed assets amounted to NIS 78.2 million in the reported period, as compared with NIS 118.5 million in the corresponding period last year. The investments this year consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper manufacturing network (Machine 8), in the sum of approximately NIS 70.6 million (including a decrease of NIS 35 million in supplier credit). The outstanding investment in Machine 8, true to March 31, 2010, amounts to NIS 649.8 million. Additional investments included were related to environmental protection (wastewater treatment) and current investments in equipment renewal, means of transportation and building maintenance at the Hadera site.

Regarding the impairment of the fair value of  fixed assets, see Note 5b to the financial statements as of March 31, 2010 and Note 4c(5) to the financial statements as of December 31, 2009 and assessment report, enclosed.

4.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 900.7 million as at March 31, 2010, as compared with NIS 740.0 million as at March 31, 2009. The long-term liabilities increased in relation to last year, primarily as a result of long-term loans that were designated for the financing of payments on account of Machine 8. This increase was offset as a result of the repayment of the older debenture series, coupled with the cash flows from operating activities.

11

The long-term liabilities include primarily three series of debentures and long-term loans from banks and institutional investors as follows:
Series 2 – NIS 130.4 million, for repayment until 2013.
Series 3 – NIS 195.9 million, for repayment until 2018.
Series 4 – NIS 235.6 million, for repayment until 2015.
Long-term loans – NIS 337.9 million.
The balance of short-term credit, as at March 31, 2010, amounted to NIS 88.3 million, as compared with NIS 37.7 million at March 31, 2009.

5.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at an Associated Company

For information pertaining to the Put option see Note 5b(3) to the annual financial statements dated December 31, 2009.

The liability on account of the Put option to the shareholder at the associated company as at March 31, 2010, March 31, 2009, and as at December 31, 2009, amounts to NIS 11.3 million, NIS 16.9 million and NIS 12.0 million, respectively.

On account of the Put option, other expenses of NIS 0.7 million were recorded during the reported period, as compared with other expenses of NIS 3.0 million in the corresponding period last year.

The principal factors behind the change in the fair value during the reported period include the change in the risk-free interest rate and the change in the standard deviation of the Hadera paper share that serve for the calculation of the value of the option.

C.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 38.8 million during the reported period, as compared with NIS 28.6 million in the corresponding period last year. The increase in the cash flows from operating activities during the reported period, as compared with the corresponding period last year, is attributed to the increase in profitability, the distribution of dividend from associated companies and the reduction in shareholders' equity during the reported period as compared with last year, that amounted to NIS 5.0 million, as compared with an increase of NIS 32.4 million last year. The increase in shareholders' equity during the reported period is primarily attributed to the reduction in inventories and the growth in accounts receivable.

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D.	Details of the Various Operations

1.	Hogla-Kimberly (Household Products)

The sales turnover of Hogla-Kimberly Israel amounted to approximately NIS 312.2 million in the reported period, as compared with approximately NIS 323.9 million in the corresponding period last year, representing a decrease of 3.6%.

The decrease in sales in relation to the corresponding period last year is attributed both to the erosion of prices in some of the categories as a result of escalating competition in the market, coupled with the rise in prices of raw materials that was offset as a result of the increase in sales in some of the categories due to the timing of the Passover holiday.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 50.4 million in the reported period, as compared with approximately NIS 47.9 million in the corresponding period last year.

The improvement in the operating profit in relation to last year, despite the decrease in the sales turnover, originates from an improvement in costs, primarily as a result of an average revaluation of approximately 8% in the dollar exchange rate and approximately 2% in the euro exchange rate, in relation to the corresponding period last year, coupled with efficiency measures initiated by Hogla in view of the escalating competition.

The sales turnover of KCTR, Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 131.3 million (approximately $35.4 million) in the reported period, as compared with approximately NIS 127.8 million (approximately $31.5 million) in the corresponding period last year.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base and to bring about the resulting increase in sales, a rising market share and the enhancement of the Huggies brand in the diaper sector and Kotex brand in the feminine hygiene sector. In parallel, the company is continuing to expand the marketing of its products to BIM, the largest supermarket chain in Turkey. In parallel, the volume of exports to Kimberly-Clark in various other countries in Europe and Africa also increased.

KCTR recorded an operating loss of approximately NIS 3.2 million (approximately $0.9 million) in the reported period, as compared with NIS 7.9 million (approximately $2.0 million) in the corresponding period last year.

In addition, it should be noted that toward the end of 2009, the Turkish tax authorities addressed KCTR as part of the examination of its financial statements for the years 2004-2008, conducted at KCTR on account of the taxation of the influx of capital from Hogla Kimberly Ltd. to KCTR. KCTR estimates, on the basis of the opinion of its legal and tax consultants, that the probability that it will be eligible for an additional tax payment is low. Consequently, it has not created a provision in its financial statements on the account of such tax request . To cover the anticipated legal fees in accordance with the progress in the handling of the tax authorities' request, KCTR has created a provision in its March 31, 2010 financial statements of € 0.3 million.  (See  also Note 13L to the financial statements dated December 31, 2009).

The necessary funds for financing the strategic program in Turkey and for financing the current operations and investments, originates primarily from internal resources of Hogla Kimberly. (No investment was made in KCTR during the reported period). In early 2008, KCTR repaid the balance of outstanding loans that it still had with the banks, amounting to $25 million. Consequently, KCTR incurred no financial expenses during the reported period, leading to an additional reduction of the net loss. This financing was made by way of a shareholder investment in the shareholders' equity of KCTR, as part of the operations for expanding the equity base in KCTR.

13

2.	Mondi Hadera Paper (Mondi Hadera – Fine Paper)

The sale of fine paper amounted to 45.4 thousand tons during the reported period, as compared with 48.5 thousand tons during the corresponding period last year and as compared with 43.0 thousand tons in the fourth quarter last year.

The sales turnover of fine paper amounted to NIS 172.7 million in the reported period, as compared with NIS 182.0 million in the corresponding period last year and as compared with NIS 157.3 million in the fourth quarter last year.

The decrease in sales originates primarily from the quantitative decrease in sales to export markets in the Middle East, as compared with an increase in the domestic market and the establishment of an export market to the United States. This decrease was offset as a result of an increase in selling prices that began during the reported period. The prices in the local market and the export markets rose in  NIS terms, as compared with the fourth quarter last year.

The operating profit of Mondi Hadera amounted to NIS 8.6 million during the reported period, as compared with operating profit of NIS 5.4 million the corresponding period last year and as compared with operating profit of NIS 11.6 million in the fourth quarter last year.

The trend of rising pulp prices continued in the first quarter of 2010. See Section A2(2) above.

The increase in operating profit in relation to the corresponding quarter last year, despite the aforementioned rise in pulp prices, is primarily attributed to the high efficiency in paper manufacturing during the reported period and the improvement in the gross margin of the sale of purchased paper.

The decrease in the operating profit in relation to the fourth quarter last year is primarily attributed to the rise in pulp prices as mentioned above, that was partially compensated by the 4% rise in selling prices, as mentioned above.

3.	Carmel Container Systems - Packaging and Board Products

The aggregate sales turnover of Carmel, including the sales of Frenkel CD, amounted to NIS 127.0 million during the reported period, as compared with NIS 132.6 million, representing a decrease of 4.2%.

During the reported period, the consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 100.5 million, as compared with NIS 107.5 million in the corresponding period last year, representing a decrease of 6.5%.

This decrease in the sales turnover, despite the quantitative increase in sales in relation to the corresponding period last year, originates primarily as a result of the decrease in selling prices in relation to the corresponding quarter last year by a rate of approximately 8%, as a result of the fierce competition in the sector. This trend began to reverse itself in the second quarter of 2010, as selling prices are expected to rise, as well as raw materials.

14

The consolidated operating profit of Carmel amounted to NIS 2.7 million in the reported period, as compared with an operating profit of NIS 3.2 million in the corresponding period last year.

The aggregate operating profit of Carmel (including Frenkel CD) amounted to NIS 3.5 million in the reported period, as compared with an operating profit of NIS 3.8 million in the corresponding period last year.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Division amounted to NIS 86.0 million in the reported period, as compared with NIS 80.5 million in the corresponding period last year, representing an increase of approximately 6.8%.

The quantitative sales of packaging paper amounted to 50.5 thousand tons during the reported period, as compared with 32.1 thousand tons in the corresponding period last year. 19.2 thousand tons out of the sales during the reported period, were capitalized as part of the running-in of Machine 8.

The sales of paper and cardboard waste by Amnir amounted to 77.9 thousand tons during the reported period, as compared with 43.5 thousand tons in the corresponding period last year.

This increase in the sales turnover originated primarily from the quantitative increase in sales, of both packaging paper and at Amnir, coupled with the rise in the selling prices over the past several months. It should nevertheless be noted that the quantitative increase in sales was recorded primarily in export markets where a rise in prices was recorded that was mostly offset as a result of the revaluation of the NIS vis-à-vis the  average dollar exchange rate, between the reported periods, that served to impact part of the export sales, at a level of 8%. The increase in prices is expected to positively affect the results of the division in 2010.

The operating profit totaled NIS 3.9 million during the reported period, as compared with operating profit of NIS 0.2 million in the corresponding period last year. The cost of operating Machine 8 were capitlized as part of the running-in expenses during the current quarter.

The improvement in the operating profit during the reported period, as compared with corresponding period last year, originated primarily from the quantitative increase in sales, primarily to export markets as mentioned above. Moreover, a decrease was recorded in part of the manufacturing costs, on account of improved efficiency and the lower exchange rate.

The above information pertaining to the expected the selling prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global markets as well as changes in the supply and demand for paper products worldwide.

15

5.	Graffiti - Office Supplies Marketing

Graffiti's sales turnover during the reported period amounted to NIS 41.4 million as compared with NIS 36.7 million in the corresponding period last year, representing an increase of 12.8%.

During the reported period, Graffiti recorded an operating profit of NIS 1.5 million, as compared with an operating profit of NIS 0.9 million in the corresponding period last year, representing an increase of 66%. The increase in the operating profit during the reported period originated primarily from the increase in sales due to an increase in secured tenders from institutional bodies, coupled with an expansion of the range of company products and due to a decrease in General and Administrative Expenses, along with efficiency measures and savings in purchasing.

Graffiti continues to implement its plan for growth in the marketing of office supplies to businesses market and is taking several courses of action in order to establish its position as a leader in this market:

Graffiti is constantly working to improve the procurement network, with an emphasis on imports from the Far-East that will serve to significantly reduce purchasing costs, aiming to improve the gross and operating profitability.

In 2010, Graffiti, together with other companies in the group, is scheduled to relocate to a modern and efficient distribution center in Modiin, that would allow to cut operating costs, while enabling continued growth in sales and profit.

In the reported period, Graffiti continued the development of the IT platform that will enable the acceleration of growth and profit alongside the improvement of customer service, in complement to the modern arrangement at the new distribution site.

E.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant elements, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group's VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

16

The Company periodically reexamines the need for hedging on account of these exposures. True to March 31, 2010, the Company entered into hedging transactions in the sum of 6.8 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to long-term loans, in the total sum of NIS 313.3 million.

In early 2010, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 30 million, pursuant to previous transactions that were made in early 2009 and terminated at the end of 2009.

The company continues to regularly monitor quoted prices for hedging its exposure and in the event that these will be reasonable, the company will enter into the relevant hedging transactions.

The company also enjoys natural hedging due to the current debt of an associated company that is linked to the consumer price index.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The Group also makes use of credits insurance services at some of the Group companies, as needed.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

17

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at March 31, 2010:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-10	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Series 2 Debentures	1,117	561	(136,750)	(565)	(1,133)
Series 3 Debentures	2,967	1,493	(207,291)	(1,512)	(3,042)
Series 4 Debentures	2,510	1,261	(260,390)	(1,272)	(2,556)
Loan A - fixed interest	128	64	(21,515)	(64)	(129)
Loan B - fixed interest	1,416	712	(104,702)	(720)	(1,448)
Loan C	176	89	(24,221)	(89)	(179)
Long-term loans and capital notes - granted	(199)	(100)	51,865	100	200

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2010).

Regarding the terms of the debentures and other liabilities – See Note 9 to the annual financial statements dated December 31, 2009.

Regarding long-term loans and capital notes granted - See Note 5 to the annual financial statements dated December 31, 2009.

Sensitivity of euro-linked instruments to changes in the Euro Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-10	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands
Cash and cash equivalents	754	377	7,535	(377)	(753)
Designated deposits	1,171	585	11,708	(585)	(1,171)
Other Accounts Receivable	529	264	5,286	(264)	(529)
Other Accounts Payable	(3,723)	(1,861)	(37,277)	1,861	3,723
NIS-€ forward transaction	2,698	1,013	(648)	(2,355)	(4,039)

18

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-10	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
In NIS thousands
Cash and cash equivalents	781	390	7,808	(390)	(781)
Other Accounts Receivable	1,528	764	15,277	(764)	(1,528)
Other Accounts Payable	(3,893)	(1,947)	(38,932)	1,947	3,893
Liabilities at fair value through the statement of income	(1,133)	(567)	(11,332)	567	1,133

Other accounts receivable reflect primarily short-term customer debts

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at March 31, 2010:

Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-10	Profit (loss) from changes
	Rise in CPI 2%	Rise in CPI 1%		Decrease in CPI 1%	Decrease in CPI 2%
In NIS thousands
NIS-CPI forward transactions	600	300	(726)	(300)	(600)
Bonds 2	(4,146)	(2,073)	(207,291)	2,073	4,146
Bonds 3	(2,735)	(1,367)	(136,750)	1,367	2,735

See Note 17c to the financial statements dated December 31, 2009.

Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-10	Profit (loss) from changes
	Rise in the yen 10%	Rise in the yen 5%		Decrease in the yen 5%	Decrease in the yen 10%
In NIS thousands
Accounts Payable	(345)	(173)	(3,452)	173	345

19

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at Mar-31-2010:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	8.8		7.8	7.5		24.1
Short-term deposits and investments	75.2			11.7		86.9
Other Accounts Receivable	404.6	1.2	15.9	5.3	4.9	431.9
Inventories					187.5	187.5
Investments in Associated Companies	18.7	36.7			291.8	347.2
Deferred taxes on income					28.7	28.7
Investment property					24.3	24.3
Fixed assets, net					1,153.6	1,153.6
Intangible Assets					26.1	26.1
Land under lease					25.2	25.2
Other assets					2.4	2.4
Assets on account of employee benefits	0.7					0.7
Total Assets	508.0	37.9	23.7	24.5	1,744.5	2,338.6

Liabilities
Short-term credit from banks	88.3					88.3
Other Accounts Payable	275.6		42.4	37.2		355.2
Current tax liabilities	6.0					6.0
Deferred taxes on income					56.8	56.8
Long-Term Loans	311.7	26.2				337.9
Notes (debentures) – including current maturities	237.8	325.0				562.8
Liabilities on account of employee benefits	37.3					37.3
Liabilities at fair value through the statement of income			11.3			11.3
Shareholders’ equity, reserves and retained earnings					883.0	883.0
Total liabilities and equity	956.7	351.2	53.7	37.2	939.8	2,338.6
Surplus financial assets (liabilities) as at Mar-31-2010	(448.7)	(313.3)	(30.0)	(12.7)	804.7	0.0
Surplus financial assets (liabilities) as at Dec-31-2009	(375.5)	(318.4)	(37.1)	(41.6)	772.6	0.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section E(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that despite the relative stability may recur and harm the KCTR operations.

20

Hadera Paper is also exposed to tax related issues at KCTR, as detailed in Note 13L to the financial statements dated December 31, 2009.

F.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Corporate Governance Issues

1.	Internal Auditing - SOX

By virtue of being a company whose shares are publicly traded in the United States, the company is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by the company for the implementation of the law are regularly inspected by the company's auditing team and by the external accountant. Since 2007, with the introduction of the directives of the said law in the United States, the company is complying with the demands of the law.

We note that on February 16, 2010, the Securities and Exchange Commission (SEC) authorized the company's requests that its reports regarding the effectiveness of internal control be made in the format prescribed by law, by virtue of its being listed for trade on AMEX, i.e.- the SOX regulations in the United States that apply to the company as mentioned above, subject to the company having undertaken to examine, once every quarter, its compliance with the terms described in its application to the SEC, including any change in the directives of the law in Israel and in the United States, in the status of the company as it relates to these laws, changes in the implementation of the SOX regulations and any other change that may affect the disclosure provided by the company.

21

2.	Detailed processes undertaken by the company's supreme supervisors, prior to the approval of the financial statements

The Company's Board of Directors has appointed the Company's Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company's auditing CPAs, who are instructed to present the principal findings - if there are any - that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: General Manager - Ofer Bloch, and CFO - Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions - if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements.

H.	Disclosure Directives Related to the Financial Reporting of the Corporation

1.	Events Subsequent to the Balance Sheet Date

For details regarding events that occurred subsequent to the balance sheet date, see Note 8 to the financial statements dated March 31, 2010.

22

I.	Dedicated Disclosure to Debenture Holders

For details regarding the rating of debentures, see Note 15 to the periodical report for the year 2009.

a.	Sources of Finance

See Section B4 - Financial Liabilities and further details in the table below.

b.	Debentures for institutional investors and the public

Series	Issue Date	Name of Rating Company	Rating at time of issue and at report date	Total stated value at issue date	Interest type	Stated Interest	Registered for trade on stock exchange (Yes/No)	Interest payment dates	Nominal par value as at Mar-31-10	Book value of debenture balances as at Mar-31-10	Book value of interest to be paid as at Mar-31-10	Market value as at Dec-31-09
In NIS millions
Series 2	12.2003	Maalot	A+	200,000,000	Fixed	5.65%	No	Annual interest On December 21 In the years 2004-2013	114.3	130.4	2.0	136.8
Series 3	7.2008	Maalot	A+	187,500,000	Fixed	4.65%	Yes	Annual interest On July 10 In the years 2009-2018	187.5	195.9	6.6	207.3
Series 4	7-8.2008	Maalot	A+	235,557,000	Fixed	7.45%	Yes	Semi-annual interest On January 10 and July 10 in the years 2009-2015	235.6	235.6	3.8	260.4

Comments:
1.	Series 2 - Linked to the Consumer Price Index (CPI). Principal repaid in 7 annual installments, between Dec-21-2007 and Dec-21-2013.
2.	Series 3 - Linked to the Consumer Price Index (CPI). Principal repaid in 9 annual installments, between July 2010 and July 2018.
3.	Series 4 - Principal repaid in 6 annual installments, between July 2010 and July 2015.

23

4.
The trustee of the debentures (Series 2) is Bank Leumi Le-Israel Trust Corporation Ltd. The responsible contact person on behalf of Bank Leumi Le-Israel Trust Corporation Ltd. is Ms. Idit Teuzer (telephone: 03-5170777).

5.
The trustee of the public debentures (Series 3, 4) is Hermetic Trust Corporation (1975) Ltd. The responsible contact people on behalf of Hermetic Trust Corporation (1975) Ltd. are Mr. Dan Avnon and/or Ms. Merav Ofer-Oren (telephone: 03-5272272).

6.
As at the date of the report, the Company has met all of the terms and undertakings of the trust notes and there exist no terms that constitute just cause for demanding the immediate repayment of the debentures.

Zvika Livnat, Chairman of the Board of Directors	Ofer Bloch, CEO

24

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

HADERA PAPER LTD

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		March 31		December 31
	Note	2010	2009	2009
		(Unaudited)
Assets
Current Assets
Cash and cash equivalents		24,136	9,435	26,261
Designated deposits		86,948	81,769	127,600
Accounts receivable:
Trade receivables		338,706	323,869	323,882
Other receivables		92,975	136,019	98,897
Inventory		187,548	177,160	175,944
Total Current Assets		730,313	728,252	752,584

Non-Current Assets
Fixed assets, net	5	1,153,568	* 868,824	* 1,134,234
Investments in associated companies		347,192	296,399	340,975
Deferred tax assets		28,684	31,110	29,745
Prepaid expenses in respect of an operating lease		25,219	* 30,460	* 29,756
Other intangible assets		26,149	30,061	27,084
Investment property	2C	24,349	-	-
Other assets		2,450	2,549	1,298
Employee benefit assets		690	675	649
Total Non-Current Assets		1,608,301	1,260,078	1,563,741

Total Assets		2,338,614	1,988,330	2,316,325

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 3a.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	March 31		December 31
	2010	2009	2009
	(Unaudited)
Liabilities and Equity
Current Liabilities
Credit from banks and others	88,303	37,735	131,572
Current maturities of long-term bonds and long term loans	155,631	76,381	149,940
Trade payables	227,950	174,834	255,895
Account payables and accrued expenses	127,210	115,841	112,745
Short term employee benefit liabilities	21,577	20,595	22,421
Financial liabilities at fair value through profit and loss	11,332	16,903	11,982
Current tax liabilities	6,037	4,325	2,760
Total Current Liabilities	638,040	446,614	687,315

Non-Current Liabilities
Loans from banks and others	275,958	111,779	225,802
Bonds	469,111	551,791	471,815
Deferred tax liabilities	56,812	78,316	58,053
Employee benefit liabilities	15,733	16,470	14,911
Total Non-Current Liabilities	817,614	758,356	770,581

Capital and reserves
Issued capital	125,267	125,267	125,267
Reserves	303,192	306,383	307,432
Retained earnings	427,680	325,812	399,346
Capital and reserves attributed to shareholders	856,139	757,462	832,045

Minority Interests	26,821	25,898	26,384
Total capital and reserves	882,960	783,360	858,429
Total Liabilities and Equity	2,338,614	1,988,330	2,316,325

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: May 9, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

		Three months ended		Year ended
	Note	March 31		December 31
		2010	2009	2009
		(Unaudited)

Revenue		239,985	229,881	891,995
Cost of sales		196,625	192,510	765,677
Gross profit		43,360	37,371	126,318

Selling and marketing expenses		20,719	18,016	71,998
General and administrative expenses		17,432	14,231	58,967
Other income, net		(2,214)	(13,388)	(20,234)
Total expenses		35,937	18,859	110,731

Profit from ordinary operations		7,423	18,512	15,587

Finance income		2,041	3,031	4,727
Finance expenses		2,967	7,581	22,992

Finance expenses, net		926	4,550	18,265
Profit (loss) after financial expenses		6,497	13,962	(2,678)

Share in profit of associated companies, net		19,461	15,048	87,359
Profit before taxes on income		25,958	29,010	84,681

Taxes on income	6	1,231	9,954	(7,067)
Profit for the period		24,727	19,056	91,748

Attributed to:
Company shareholders		24,290	19,079	91,230
Minority interests		437	(23)	518
		24,727	19,056	91,748

		NIS
Earning for share:

Primary attributed to Company shareholders		4.80	3.77	18.03

Fully diluted attributed to company shareholders		4.75	3.77	18.03

Number of share used to compute the primary earnings per share		5,060,872	5,060,774	5,060,788

Number of share used to compute the fully diluted earnings per share		5,116,494	5,060,774	5,060,788

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Three months ended		Year ended
	March 31		December 31
	2010	2009	2009
	(Unaudited)

Comprehensive Income	24,727	19,056	91,748

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	(442)	5,426	5,191
Allocation to the income statement on account of cash flow hedging transactions, net	-	-	(1,128)
Actuarial profit and defined benefit plans, net	18	225	477
Share in Other Comprehensive Income of associated companies, net	(4,140)	(188)	(507)
Share in Other Comprehensive Income of associated companies, which allocated to the income statements, net	(70)	-	1,163
Total Other Comprehensive Income for the period, net	(4,634)	5,463	5,196
Total Comprehensive Income for the period	20,093	24,519	96,944

Attributed to:
Company shareholders	19,656	24,489	96,428
Minority interests	437	30	516
	20,093	24,519	96,944

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	(Unaudited)
Balance - December 31, 2009 (Audited)	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429
Adjustment of retained earnings in respect of implementation of amendment to IAS 17 (see note 3a)	-	-	-	-	-	-	-	3,590	3,590	-	3,590
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019
For the Three months ended March 31, 2010:
Total Comprehensive Income for the period	-	-	-	-	-	(1,007)	(3,645)	24,308	19,656	437	20,093
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Share based payment	-	-	848	-	-	-	-	-	848	-	848
Balance – March 31, 2010	125,267	301,695	11,379	3,397	13,728	(490)	(26,517)	427,680	856,139	26,821	882,960

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629
For the Three months ended March 31, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	5,953	(744)	19,280	24,489	30	24,519
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(435)	-	-	435	-	-	-
Share based payment	-	-	1,660	-	-	-	-	-	1,660	-	1,660
Balance – March 31, 2009	125,267	301,695	7,887	3,397	15,473	861	(22,930)	325,812	757,462	25,898	783,360

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428	516	96,944
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Three months ended		Year ended
	March 31		December 31
	2010	2009	2009
	(unaudited)
Cash flows – operating activities
Profit for the period	24,727	19,056	91,748
Taxes on income recognized in profit and loss	1,231	9,954	(7,067)
Finance expenses, net recognized in profit and loss	926	4,550	18,265
Capital loss (profit) on disposal of fixed assets	(1,600)	29	(73)
Share in profit of associated companies	(19,461)	(15,048)	(87,359)
Dividends received from associated company	19,960	* 32,770	61,814
Income from repayment of capital note to associated company	-	* (16,418)	(16,418)
Depreciation and amortization	18,129	19,539	78,552
Share based payments expenses	666	1,222	3,762
	44,578	55,654	143,224

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	(18,736)	(11,265)	22,373
Increase in inventory	(11,604)	(8,405)	(7,189)
Increase (Decrease) in trade payables and account payables	26,693	(12,745)	24,407
Increase (Decrease) in financial liabilities at fair value through profit and loss	(650)	2,999	(1,922)
Increase (Decrease) in employee benefit liabilities	(83)	4,209	4,089
	(4,380)	(25,207)	41,758

Tax Payments	(1,390)	(1,827)	(5,754)

Net cash generated by operating activities	38,808	28,620	179,228

* Reclassified.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Three months ended		Year ended
		March 31		December 31
	Note	2010	2009	2009
		(Unaudited)
Cash flows – investing activities
Acquisition of property plant and equipment and Prepaid expenses in respect of a financing lease	5	(78,210)	* (120,513)	* (352,455)
Acquisition of other assets		(1,210)	-	(752)
Proceeds from disposal of fixed assets		1,904	150	1,960
Decrease in designated deposits, net		38,657	171,277	124,614
Interest received		264	1,009	1,565
Granting of loans to an associated company		(816)	(510)	(1,068)
Net cash generated by (used in) investing activities		(39,411)	51,413	(226,136)

Cash flows – financing activities
Short-term bank credit – net		(43,269)	(39,920)	53,917
Borrowings received from banks and from others		70,811	-	159,674
Repayment of borrowings from banks		(14,222)	(9,601)	(37,830)
Repayment of capital note		-	(32,770)	(32,770)
Interest Paid		(14,563)	(1,866)	(42,012)
Repayment of bonds		-	-	(40,427)
Net cash generated by(used in) financing activities		(1,243)	(84,157)	60,552

Increase (Decrease) in cash and cash equivalents		(1,846)	(4,124)	13,644
Cash and cash equivalents – beginning of period		26,261	13,128	13,128
Net foreign exchange difference		(279)	431	(511)
Cash and cash equivalents – end of period		24,136	9,435	26,261

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 3a.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 1	-	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former - American Israeli Paper Mills Limited) and its subsidiaries (hereinafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereinafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 7.

B.	For further information read these concise reports in connection with the Company's annual financial statements as of December 31, 2009 and the year then ended, and the accompanying notes.

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – "interim financial statements") of the Group were prepared in accordance with IAS 34 "Financial Reporting for Interim Periods" (hereinafter – IAS 34).

In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2009 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in Section c and note 3 below.

B.	The consolidated concise financial statements were prepared in accordance with the disclosure provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Investment Property

Investment property is real estate (land or building – or part thereof – or both), which is held by the Group for the purpose of generating rental income or for capital appreciation.

Such investment property includes buildings and lands that are leased to an associated company and are held under a financing lease arrangement (see also note 3a1). Investment property is initially recognized at cost, which includes transaction costs. In periods subsequent to initial recognition, investment property is measured at fair value. Profits or losses arising from changes in the fair value of investment property, including those originating from changes in exchange rates, are included in the statement of income in the period they were incurred, under "Other income (expenses) net".

Costs directly attributable to the disposal of investment property are recognized in the statement of income on the date in which the property is sold and are deducted from the gain upon disposal. The difference between the proceeds received from disposing investment property and its fair value is a capital gain (loss) on disposal, which is recognized on the date of completion of the sale transaction to the statement of income and presented under "Other income (expenses) net".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Exchange Rates and Linkage Basis

(1)
Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the end of the reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the reporting period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI “in respect of” (in points) (*)

March 31, 2010	3.713	4.991	204.42
March 31, 2009	4.188	5.573	198.15
December 31, 2009	3.775	5.442	206.19

Increase (decrease) during the:	%	%	%
Three months ended March 31, 2010	(1.64)	(8.29)	(0.86)
Three months ended March 31, 2009	10.15	5.21	(0.14)
Year ended December 31, 2009	(0.71)	2.74	3.92

(*) Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100=1993.

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	Standards and new interpretations that influence this reporting period and/or Previous reporting periods:

▪	Amendment to IAS17 "leases"

As part of the annual improvements project, for 2009 ,IAS 17 "Leases" was amended. Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life. As part of the amendment, the sweeping prohibition to classify land as an operating lease was cancelled when the land is not transferred to the less or at the end of the leasing period.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

The amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease.

Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the amendment.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	Standards and new interpretations that influence this reporting period and/or Previous reporting periods: (cont.)

1)
The Group has lands and buildings that are leased to an associated company and which, until the amendment of IAS 17, have been presented as an operating lease. In accordance with the amendment to IAS 17, these leases meet the definition of financing lease and therefore are classified as investment property measured at fair value, in accordance with the Group's policy. Since the information on the fair value of the lands in previous periods is not available, the Company has recognized the property at fair value as of the date of implementation of the amendment. As a result of implementing the amendment, as of January 1, 2010, a sum of NIS 24,349 thousands was recognized in investment property, a sum of NIS 787 thousands was recognized in deferred tax liabilities and a sum of NIS 74 thousands in account payables and accrued expenses (in respect of liability for a financing lease). Pursuant to the transitional provisions of the amendment, the difference in the amount of NIS 3,590 thousands was recognized in retained earnings.

2)
The Group has lands (which do not constitute investment property at fair value), which have been leased from the Israel Land Administration and the leasing fees in respect thereof have been paid in full. Following the amendment, amounts in respect of the above leases, which have been presented in the financial statements as of December 31, 2009 under "prepaid expenses in respect of an operating lease" are now presented under "fixed assets".

The effect of the retroactive implementation of the amendment on the statement of financial position in the current and previous periods:

	March 31	March 31	December 31
	2010	2009	2009
	NIS in thousands

Increase in fixed assets	7,489	7,563	7,534
Decrease in long-term expenses for lease	(7,489)	(7,563)	(7,534)

3)
The Group has lands (which do not constitute investment property measured at fair value) which are held as part of a leasing agreement with the Israel Land Administration, the payment in respect thereof is made periodically. Since the information as of the date the commencement of the leases is not available, the Company recognizes the asset and liability related to the lease of the land, which was recognized again as a financing lease, at fair value as of the date of implementation of the amendment; the difference between the fair value of the asset and the fair value of the related liability was recognized in "retained earnings".

As a result of implementing the amendment, commencing from 2010, some of the leases that were treated until December 31, 2009 as operating leases, have been reclassified as financing leases.

Following the implementation of the amendment, on January 1, 2010, a sum of NIS 407 thousands was recognized in "fixed assets" and a sum of NIS 73 thousands was recognized in "accounts payable and accrued expenses" (in respect of a liability for a financing lease). In addition, prepaid expenses in respect of a lease have decreased by NIS 334 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods:

The following new standards, interpretation and amendments, that became effective in the current year, do not have a material effect on the reporting period and/or previous reporting periods, but their validation may have an impact of future periods.

▪	IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. The standard will apply to business combinations that take place from January 1, 2010 and thereafter.

▪	IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The new standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively.

▪	Amendment of IAS 28 "Investment in Associates" (regarding the loss of significant influence in an associated company)

Following the adoption of Amended IAS 27 as aforesaid, certain provisions in IAS 28 "Investment in Associates" have been amended.

This amendment prescribes the accounting for the loss of significant influence in an associated company, while the entity continues to retain some interest in the investee.

The amendment will be implemented prospectively in annual reporting periods commencing on or after January 1, 2010.

▪	Amendment of IFRS 5 "Non-Current Asset Held for Sale ad Discontinued Operations"

As part of the annual improvements project for the year 2008, IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, was amended.

Pursuant to the amendment, the assets and liabilities of a subsidiary are to be classified as held for sale to the extent that the parent company has undertaken to carry out a program for the sale of its controlling interest therein, even if it intends to maintain non-controlling interest. The amendment is applicable prospectively to reporting periods commencing January 1, 2010 or thereafter.

▪	Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the designation of exposure to inflationary risks as hedging items).

The amendment, inter alia, determines that changes in cash flows arising from exposure to inflationary risks can be designated as hedging items. Furthermore, pursuant to the amendment, the intrinsic value, unlike the time value of acquired options, qualifies as a hedging instrument of one-party risk arising from a forecast transaction. The amendment is implemented retroactively for annual accounting periods commencing on or subsequent to January 1, 2010.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods: (cont.)

The following amendments were published in the annual improvements project for 2009:

▪	Amendment to IAS 7, “Statements of Cash Flows”

Amendment to IAS 7, "Statements of Cash Flows" Clarifies that only as cash expenditure for an asset recognized in the statement of financial position qualifies for classification as cash flows used in investing activities.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

▪	Amendment to IAS 36, “Impairment of Assets”

Amendment to IAS 36, “Impairment of Assets”, stipulates that the cash-generating units or groups of cash-generating units to which goodwill is allocated within the framework of impairment testing shall not be larger than an operating segment, excluding the grouping of segments with similar financial characteristics. The amendment is to be applied prospectively in annual reporting periods commencing on January 1, 2010 or thereafter.

▪
Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the scope of the standard, the date of recognition of gains and losses in profit or loss with respect to hedging instruments and an option for early repayment in debt instruments)

Amendment to IAS 39, “Financial Instruments: Recognition and Measurement", stipulates some amendments to the standard provisions. Additionally, the amendment clarifies that gains or losses attributed to a cash flow hedge are to be reclassified to profit or loss during the period in which the hedged anticipated cash flows affect the profit or loss.

The amendment is to be applied prospectively to in annual periods commencing on January 1, 2010 or thereafter.

The amendment further determines a clarification regarding the treatment in case of early repayment option that is embedded in a host debt regarding the separation of an embedded derivative.

The amendment is to be applied prospectively in annual periods commencing on January 1, 2010 or thereafter.

C.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods:

▪
For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 3C to the annual financial statements of the Company as of December 31, 2009 and the year then ended:

▪	IFRS 9: "Financial instruments".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

D.
New standards amendments and interpretations which have been published but not yet become effective and have not been adopted by the Group in early adoption, and are not expected to affect the Group's financial statements:

▪
For information regarding commencement dates and the transitional provisions of the standards, amendments and interpretations detailed below, see note 3D to the annual financial statements of the Company as of December 31, 2009 and the year ended:

▪	IAS 24 (Amended) "Related Party Disclosures"

▪	Amendment to IAS 32 "Financial Instruments: Presentation"

▪	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments"

▪	Amendment of IFRIC 14: "Prepayments of a Minimum Funding Requirement"

NOTE 4	-	SEGNIFICANT TRANSACTIONS AND EVENTS

a.
On February 11, 2010 the company assumed a long-term loan from banks in the sum of NIS 70 million, carrying a variable interest rate of prime+1.15%, and to be repaid within 7 years. The principal and the interest are to be repaid in quarterly installments, commencing from the second year.

b.	On January 20, 2010 a dividend in cash, in the amount of NIS 19.6 million, that was declared on October 22, 2009, was received from an associated company.

c.
On February 18, 2010, an associated company declared the distribution of a dividend in the amount of approximately NIS 20 million out of the unapproved retained earnings accumulated as of December 31, 2009.  The Company’s share in the dividend is approximately NIS 10 million. The dividend will be paid during May 2010.

NOTE 5	-	FIXED ASSETS

a.
During the periods of three months ended March 31, 2010 and March 31, 2009, the Company purchased fixed assets at a cost of approximately NIS 78,210 thousands and NIS 118,495 thousands, respectively. Most of the acquisitions of the fixed assets during the reported period, in sum of NIS 70,694 thousand (Including decrease in suppliers' credit in the amount of NIS 35,146 thousands), were made for Machine 8 - a new machine for the packaging paper system.

The balance of investment in Machine 8 as of March 31, 2010, amounts to NIS 649,801 thousands. The machine is still at the running-in stage, that is scheduled to end during May 2010. During the running-in stage, capitalized costs have aggregated NIS 10,782 thousands net, after the deduction of the proceeds from the sale of items during the running-in stage in the amount of NIS 23,966 thousands.

Total suppliers’ credit from acquired fixed assets amounted to NIS 35,877 thousands as of March 31, 2010 (and NIS 70,541 thousands as of December 31, 2009).

b.
In light of the existence of indications regarding the impairment of the packaging paper cash-generating unit, as stated in note 4c to the financial statements as of December 31, 2009, the company estimated the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 6	-	INCOME TAX CHARGE

The tax expenses for the three months period ended March 31, 2010 are NIS 1.2 million.

The effective tax rate for the three-month period ended on March 31, 2010 is 18.9% and has been primarily affected by the other income from the sale of an asset which is taxed at a low rate as well as exempt income in respect of the revaluation of a put option to an associated company.

NOTE 7	-	SEGMENT INFORMATION

a.	General

The Group has been implementing IFRS 8 "operating segments" (hereinafter – "IFRS 8") as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group's components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

In contrast, the previous standard (IAS 14 "segment reporting") required an entity to identify two segment systems (business and geographic), based on the risk-reward approach, while the internal financial reporting system for the key managerial staff of the entity served only as the starting point for the identification of said segments.

Following the adoption of the new standard the Group identified reportable segments that were different than those presented in previous reporting periods.

The identified operating segments, according to IFRS8 are:

The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

Information relating to these assets is reported below. Amounts that were reported with respect to previous reporting periods are reported on the basis of the new segment reporting.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 7	-	SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments:

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Three months
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	Jan- March 2010	Jan- March 2009	Jan- March 2010	Jan- March 2009	Jan- March 2010	Jan- March 2009	Jan- March 2010	Jan- March 2009	Jan- March 2010	Jan- March 2009	Jan- March 2010	Jan- March 2009	Jan- March 2010	Jan- March 2009
Sales to external customers	60,451	54,810	40,726	36,158	122,587	128,077	438,079	436,763	163,861	176,884	(601,940)	(609,013)	223,764	223,679
Sales between Segments	25,522	25,704	635	535	4,774	4,390	4,277	1,054	8,829	5,148	(27,816)	(30,629)	16,221	6,202
Total sales	85,973	80,514	41,361	36,693	127,361	132,467	442,356	437,817	172,690	182,032	(629,756)	(639,642)	239,985	229,881
Segment results	2,708	13,941	1,501	917	3,567	3,830	47,162	39,939	8,551	5,405	(56,066)	(45,520)	7,423	18,512

	Year ended December 31, 2009
	NIS in thousands
	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total
Sales to external customers	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
Sales between Segments	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
Total sales	339,299	151,011	484,304	1,726,627	669,222	(2,478,468)	891,995
Segment results	(2,737)	3,983	14,712	193,805	40,541	(234,717)	15,587

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 8	-	SUBSEQUENT EVENTS

On April 22, 2010 an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million from the retained earnings. The dividend will be paid during the third quarter of 2010. The Company’s share in the dividend is approximately NIS 20 million.

May 9th, 2010
1010256

To:
Mr. Shaul Gliksberg
VP of Finance & Business Development
Hadera Paper Ltd.                                                                 Tel:               052-3605930
Hadera                                                                                    E-mail:          shaulg@hadera-paper.co.il

Dear Sir
RE:             Hadera Paper Ltd.
Valuation of Production Array,
Machine No. 8
Fair Value as of 31.3.2010
=======================================

Contents

Num.	Details	Page Num.

1.	Preface: Purpose of the appraisal report and assessor details	3-5
2.	General	6-11

3.	General Background	11

4.	Machine's Description	12
5.	Principles of Valuation	12-16
6.	Summary of Fair Values, Machine No. 8	17
7.	Anex.	18-20

8.	Photos	21-23

1. Preface: Purpose of the appraisal report and assessor details

1.1.	Purpose of appraisal report and date of appraisal

I, the undersigned, Nachman Berenfeld Eng., have been requested by the management of Hadera Paper Ltd. (hereinafter: "the Company"), to express my expert opinion as to the valuation of the fair value, that is, the pecuniary amount exchangeable by transaction, in good faith, between a willing buyer and seller, acting with due consideration, as at March 31th 2010, in compliance with the International Accounting Standard - IAS 36.

The purpose of this report is to determine the fair value of The Hadera Paper Ltd. (hereinafter - “Hadera Paper” or “the company”) paper production array (hereinafter – “machine NO. 8”) as at March 31st 2010. This report is to be included in the company's quarterly reports that will be published on March 31st, 2010.

1.2.	Requestor of the appraisal report and assessor details:

This report was ordered by Hadera Paper Ltd. on April 26th 2010 (hereinafter: "the Date of Engagement"). No material changes were made in the fair value estimate of the properties appraised herein between the Date of Engagement and the Date of Appraisal, as stated above.

I deliver this report for the purpose of applying International Accounting Standard IAS-36.

I consent that this appraisal report be incorporated in the Company's financial statements.

I declare and state that I have not been convicted of the offense mentioned in clause 222(a) of the Companies Law 1999, nor of any transgression of the Securities Law 1968.

3

1.3.	Assessor Details

Name of Assessor: Nachman Bernfeld

Business Address:3 Hachilazon Street, Ramat Gan.

Education

-	B.Sc. in mechanical engineering, 1974, license no. 18929, Tel Aviv University. Additional Courses:

-	Non-destructive testing, Technion
-	Prediction of industrial risks, Tel Aviv University
-	Advanced course in profit loss, London Insurance School
-	Specialization in damages to computer systems and repositories, TELA insurance company, Germany
-	Senior corporation directors' course, Lahav School of Management at Tel Aviv University
-	Membership in the Israeli Academic Appraisers Association
-	Fellowship in the Israel Association of Fire Investigators

Professional Experience

Since 1980, owner of a private engineering and assessors firm.

Specializes in industrial appraisal for insurance companies, banks, receiverships, private companies, accounting firms, law firms, courts of law and others.

Authorized assessor for government corporations and ministries such as the Investment Center and the National Insurance Institute of Israel.

Performed valuations for the following corporations:

International – Makhteshim Agan, Metaltech, Tefron, Soda Club, Intel, Ormat and others.

4

Various companies in the metal, chemical, semiconductors and energy industries as well as wastewater treatment plants, paper/cardboard mills, hi-tech, communication and biotechnology companies, power plants and more.

Court-appointed arbitrator.

Senior professor at the Insurance College, teaching courses in assessment, profit loss, risk management.

1979-1980 Israeli Military Industries, mechanical engineer, designing weapon systems for aircraft and vehicles.

1.4.	Independence and fee

I hereby declare that I hold no interests in the valuated assets, that I am Independent of the company in question and of the requestor of the appraisal report, and that the outcome of this appraisal is extraneous to the terms of engagement between me and the requestor of my opinion, wherein my fee is not contingent upon the content of the report.

1.5.	Reference to experts and consultants

In this appraisal, no references were made to other experts or consultants.

1.6.	Visiting Company premises and physical verification of assets

I, the undersigned, visited Company premises and physically verified the assets during April-May 2010. In those visits I identified equipment items and registered their technical specifications.

My expert opinion is set forth hereunder.

5

2.	General

2.1	The mass and volume of waste are one of the severest environmental issues the industrialized world faces, and Israel is no exception.

2.2	Israel produces about 4.5 million tons of refuse per annum, and the amount is growing at a rate of 4% yearly. A considerable part of this refuse consists of recyclable paper, plastic and metal wastes.

2.3
Presently, most of the waste is buried in landfills. This form of treatment occupies land reserves and causes environmental hazards; mainly sea pollution, smell and smoke nuisances, proliferation of pests - insects and rodents. With a view to prevent ecological detriment, at present as well as for the benefit of future generations, a trend has evolved in Israel and around the world of reducing the amount of sequestered waste. One of the best and most effective ways to do so is recycling.

2.4	Amnir is a subsidiary of Hadera Paper Ltd.

2.5	Hadera Paper Ltd. comprises several divisions:

•   Paper and cardboard – Hadera Paper
•   Recycling – Amnir Recycling Industries
•   Home products – Hogla Kimberly
•   Packaging division – Carmel Container Systems and Frenkel CD

Much of the raw material used by the paper mills and Hogla-Kimberly is provided by Amnir Recycling Industries.

2.6	Hadera Paper Ltd. is Israel's leading paper and paper products manufacturer

2.6.1	The company was founded in 1951 by a group of visionary American investors, who sought to establish an import-replacing industry in Israel.

2.6.2	At first the company operated with just one paper machine. Over the years it grew and expanded to become a prominent business group involved in various areas of commerce.

2.6.3	The company was restructured as a holding group of companies, which enables each division thereof to focus on its particular niche in today's highly competitive market.

6

2.6.4	Comprehending the effects of globalization and the Israeli market's exposure, the group formed strategic partnerships with several leading international companies.

2.6.5
Through its subsidiaries, the group manufactures and markets a wide range of products: various kinds of stationery and printing paper, packaging papers, cardboard and corrugated cardboard containers, a line of home products including disposable paper products, absorbent tissues for babies and children, feminine hygiene products and other disposable commodities. Additionally, the group engages in providing office supplies for organizations.

2.6.6	Hadera Paper Products

The paper mill produces various kinds of paper which differ in composition, quality and use:

1.	White paper – made of pure "virgin" cellulose – cellulose extracted directly from wood. This is the finest and highest quality paper.

2.	Brown wrapping paper – this is a recycled type of paper made from various paper wastes which are collected by Amnir from factories, supermarkets and residential bins. It is of an inferior quality.

3.	Home products – manufactured by Hogla (in cooperation with Hadera Paper and the American company Kimberly) – toilet paper, tissues, and similar products made from paper waste.

2.6.7	A major part of the group's activity revolves around paper, cardboard and plastic recycling; employing advanced recycling-based technologies.

2.6.8	The group is a public company traded in AMEX and in the Tel Aviv stock exchange. The primary shareholders are Clal Industries and Investments Ltd. and of the IDB Group.

7

2.7	Hadera Paper Milestones

2.7.1
1950 – Israeli politicians, led by Pinchas Sapir, persuade four Jewish paper manufacturers - Josef Meizer, co-owner of Pulp and Paper, New York; Meir Astora of Italy; Leon Pepper of Brazil; and Max Freilich of Australia – to set up a paper mill to provide occupation for the hundreds of newcomers living in the Hadera area.

2.7.2	1951 – American Israel Paper Mills Ltd. is established with an equity of about 2 million US dollars.

2.7.3
1953 – The first Israeli paper mill opens with one machine, producing stationery and printing paper. The inauguration slogan was "For out of Zion there shall go forth the law, and the paper out of Hadera."

2.7.4	1959 – The company issues its first IPO at the Tel Aviv stock exchange and at AMEX, New York.

2.7.5
1960 – Machine no. 2 - A second papermaking machine (machine no.2) is installed in the plant. The new machine produces stationery and newsprint. It increases the plant's capacity. More employees are hired, and local workers gradually displace the foreigners employed hitherto.

2.7.6	1966 – All the company workers are from Israel.

2.7.7	1967 – Machine no.3 - A third papermaking machine is added, mostly producing paper for home use, such as tissues, paper towels and crêpe paper.

2.7.8
1969 – Looking to diminish the use of imported cellulose, American Israeli Paper Mills Ltd. establishes a subsidiary paper recycling company, Amnir, while developing techniques for removing ink from used paper.

2.7.9	1969 – The subsidiary Hogla is established. It is the first Israeli company that produces toilet paper.

2.7.10
1976 – 77,000 tons of paper were produced that year. The plant incorporates a fourth machine (machine no. 4), producing stationery, printing paper and wrapping paper at a pace of 60,000 tons per year. It doubles the plant's output and significantly reduces the need for import.

8

2.7.11
1980 – The company continues to evolve, and enhances the integration of recycled paper waste in production as part of its policy. Simultaneously, the company strives to develop more water-efficient production processes.

2.7.12	1981 – The subsidiary Hogla pioneers the manufacturing of disposable diapers in Israel. The product is branded Titulim.

2.7.13	1990 – This year marks a turning point in the company business and strategic activity. It begins cooperation with foreign companies and becomes international.

2.7.14
1992 – American Israeli Paper Mills (AIPM) purchased CUR's part in Carmel Containers Systems in joint venture with RAND & WITNEY from the USA. Carmel Containers Systems produces corrugated cardboard for the board packaging industry and purchases the paper reels for the corrugated cardboard from AIPM in Hadera.

2.7.15
1996 – Through the subsidiary Hogla, Israel's biggest non edible commodities producer, AIPM enters a strategic partnership agreement with global Kimberly Clark. The partnership still exists as Hogla Kimberly Ltd.

2.7.16	1999 – Through Hogla Kimberly, AIPM acquires the Turkish company Ovisan, as part of its expansion to the international market.

2.7.17
1999 - American Israeli Paper Mills commits to strategic collaboration with the Austrian paper manufacturer Neusiedler (now called Mondi) which specializes in photo paper, and paper for copying and office printing. Later, the company was renamed Mondi-Hadera Paper.

2.7.18
2000 – the Hogla Kimberly factory in Naharia is equipped with a new toilet paper machine, complementing the one in Hadera. The whole plant is converted to accommodate cutting edge technology at a cost of nearly 20 million USD.

2.7.19
2007 – Switching to natural gas – The Hadera Paper group is the first industrial company in Israel to embrace the use of natural gas. After ten years of planning and developing, the company taps into the natural gas pipe at the Hadera Power Plant. Thereafter, all installations at the Hadera plant run on natural gas.

2.7.20	2007 – New Horizons Project - The group directorate decides to use another machine (machine No. 8). The machine began operating 15.1.2010.

2.7.21	2008 – The company officially renamed Hadera Paper Industries Ltd.

9

100% Group Structure
Hadera Paper Ltd.
100%
100%
89.3%
100%
100%
49.9%
49.9%
Graffiti Office
Supplies and
Paper Marketing
Ltd.
Carmel
Container
Systems Ltd.
Hadera
Paper
Industries
Ltd.
Amnir
Recycling
Industries Ltd.
Hogla
Kimberly
Ltd.
Mondi
Hadera
Paper Ltd.
100%
28.92%
28.92%
100%
30.18%
KCTR
(Turkey)
Frenkel CD
Ltd.
Tri Wall
(Israel) Ltd.
Cycletec
Ltd.
Attar
Marketing
Office Supplies
Ltd.
Hadera Paper
Development
and
Infrastructure
Ltd.
100%

10

2.8	Hadera Paper Ltd.

2.8.1	This division manufactures and markets quality recycled packaging paper. The company plant at the group's premises in Hadera produces some 220,000 tons of packaging paper a year.

2.8.2	The factory employs advanced technologies and its paper meets the strictest quality and environmental protection standards.

2.8.3	The paper produced in this factory is used as raw material in the corrugated cardboard industry.

2.8.4	Most of the products are floating, test liner and liner paper, of which the internal partitions of corrugated cardboard are made. About 80% of this output is sold in Israel, and the rest is exported.

2.8.5	This paper is produced from recycled paper waste (cardboard and newsprint), most of which is collected around the country by Amnir Recycling Industries Ltd.

3	General Background

3.1	As requested by Hadera Paper Ltd we have valuated a recycled paper production machine (Machine No. 8) as at 31.3.2010.

3.2
In order to determine the value of the machine we have visited the factory on 26.4.2010 and on 27.4.2010 and on 2.5.2010 in the presence of the project engineer, who provided details of the machine and its components.

3.3	At the time of our visit machine No. 8 seems to be in working order during the period of running in. The machine produces high quality recycled paper for sale since 15.1.2010.

3.4
Main machine components from the stage of material preparation to the stage of packaging include beside the machine – material preparation array, piping bridge, material conveying pipe, energy pipe (steam), cables, pumps, vacuum array, water handling array, filters, rolling and cutting array and storage.

11

4	Machine's Description

4.1	Machine No. 8

4.1.1	This machine produces floating (corrugated) cardboard. Paper width: 5.45 meters. Paper weight: 80-140 gram/m2. Top speed: 1,000 meters per minute. 46 drying rolls. Make: Voith. Made in 2007-2009.

4.1.2	Technical specification

- Steam consumption: 1.5 tons of steam per hour per ton of paper
- Electricity: 320KW per hour per ton of paper
- Compressive strength: 120 gram/cm2
- Efficiency (production speed times the quality of output): about 94%.

5           Principles of Valuation

5.1	Our report as of 30.9.2009 related to machine No. 8 at the stages of assembly, prior to operation and running in. Under these circumstances we have deducted 5% due to conservative valuation.

5.2
As detailed herein, machine No. 8 had completed its installation period and is now in a running in period, regularly producing recycled paper, sold to customers as planned. Under these circumstances, the machine constitutes an active production array and its components are in working order. It is our opinion that machine No. 8 should be evaluated as of 31.3.2010 on the basis of comparing technical data/costs to similar recycled paper production projects.

5.3	The machine is now an active quality recycled paper production unit and is no longer in stages of installation.

5.4	This report was based on the compared technical data and investment reports of similar projects in Poland and South Africa. These projects were found to be similar to the project of Machine No. 8

12

5.5	Comparison of International Projects Similar to the Installation of Machine No. 8

5.5.1
Paper production machine installation project in Poland. The machine production capacity is twice the capacity of machine No. 8. The cost of 247,000,000 EU included construction, assembling and installing technical definitions, executed by the engineering and supervision provider POYRY. It is our opinion that the value of machine No. 8 is at least 75% of the installation costs of the project in Poland.

a.	Value of machine, including structure	247,000,000 EU
b.	Structure costs deducted	(--)17,000,000 EU
Total		230,000,000 EU
c.	Value of machine – 75% (in comparison with machine No. 8)	172,500,000 EU

5.5.2
A technically similar project in South Africa, excluding material preparation: The South African machine produces paper from pure cellulose in a similar production process. The costs of 200,000,000 EU include structure and exclude material preparation array.

a.	To compare this project to the project of machine No. 8 the costs of the material preparation array should be added	13,000,000 EU
b.	Value of machine, excluding structure	196,000,000 EU

Note: The project was directed by Austrian supervisors and not by the factory, leading to significantly increased investment costs compared to machine No. 8.

5.5.3
Price offer, received by VOITH for a basic machine, 5 meters in width, paper weight 80-100g/SqM, speed 900-1,000 meter/minute: 100,000,000 EU.

For machine No. 8, which is 5.45 meters the price offer reflects a cost of 110,000,000 EU.

13

5.5.4	To the VOITH offer adjustments and other costs should be added to match the specifications of machine No. 8 up to completion of running in period and commence of operation.

a.	Mechanical planning, blowers,
vacuum systems, water handling,
	steam pipes, ladder bridge, cranes	2,000,000 EU

b.	Power array, cables, support ladders,
	control panels etc.	5,000,000 EU

c.	2 cranes, rails, winches etc.	1,000,000 EU

d.	Air compressors, dryers, air pipes,
	control panels etc.	400,000 EU

e.	Cooling towers, pipes and pumps	130,000 EU

f.	Water handling array, filters, pumps etc.	370,000 EU

g.	AC systems for power panels and
	Installations	400,000 EU

h.	Steam pipes, pumps, isolation,
command accessories, control
	accessories, sprinklers etc.	3,000,000 EU

i.	Costs of running in: power, mechanical
	costs, performance control	500,000 EU

Total Total value of machine as appears in section 5.5.3. plus the above (excluding structure)		12,800,000 EU 122,800,000 EU

14

Interpretation of Section 5.5.4. (a-i)

Section a - All mechanical blueprints of the machine's components will be added to the sales and transfer agreement of machine No. 8, as integral parts of the agreement, executed by the engineering team of Hadera Paper. Therefore, these costs were added in our report to the value of the machine.

Section b - All infrastructures, power, cables etc. are to be transferred to the buyer's site, once properly marked and identified.

Sections c-e – VOITH offer does not include the equipment in these paragraphs. We added this investments to their offer.

Section g - Designated air conditioned power systems are to be included in the sales agreement.

Section h - All mechanical infrastructures, steam pipes, control panels, sprinklers required for the running in period are to be transferred to the buyer's site in full.

Section i - During the period of running in, adjustments were made to the components of the machine. In our report, only adjustments that are required for the running in process were included. Once installed, buyer will only be required to perform a process running in.

Value of Machine No. 8 in light of the above parameters:

a.	Value of machine No. 8 as detailed in
	section 5.5.4.	122,800,000 EU

b.	Dismantling costs deducted	(--)6,000,000 EU

c.	Execution costs (3%) deducted	(--)3,700,000 EU

d.	Total	113,100,000 EU

e.	Immediate supply and production within
	one year – 5% added	5,655,000 EU

f.	Total	118,755,000 EU

g.	Total for machine No. 8, rounded	119,000,000 EU

15

5.5.5	Following are the average values of machine No. 8, adjusted in accordance with the above mentioned interpretations:

a.	Paper production machine in Poland	172,500,000 EU

b.	Paper production machine in S. Africa	196,000,000 EU

c.	VOITH paper production machine,
	including adjustments	122,800,000 EU

d.	Average	163,766,000 EU

e.	Average value of paper production
	machine (rounded)	160,000,000 EU

Note: The project management and the negotiation with providers were performed separately to significantly reduce project costs.

5.6	In the valuation of machine No.8 , the data collected were based on the following:

a.	Visit at the factory, identification of machine parts and components from the stage of material preparation to final product.

b.	In determining the value of the machine, similar machine installation projects were considered – in Poland and in South Africa in compare to Machine 8.

c.
Machine No. 8 had successfully completed its running in period, both mechanical and procedural, in accordance with the engineering specifications. The machine is in working order and ready to be immediately supplied to the potential customer. Including mechanical, electrical and procedural layout.

d.	Dismantling and installation costs – 6,000,000 EU deducted.

e.	Execution costs deducted – 3% (brokerage, negotiation).

f.
Benefits to potential buyer: Machine may be operational within one year. The purchase of a new machine, its installation and running in period, negotiation. etc. may take as long as 3 years to complete. It is reasonable for the buyer to prefer bearing the additional 5% of the machine cost “as new”.

16

6	Summary of Fair Values, Machine No. 8

Adjusted in accordance with the above data, the values of machine No. 8 are as follows:

6.1	Value of machine, excluding structure	160,000,000 EU

6.2	Dismantling and installation costs (5%) deducted	(--)8,000,000 EU

6.3	Total	152,000,000 EU

6.4	Execution costs (3%) deducted	(--)4,560,000 EU

6.5	Total	147,440,000 EU

6.6	Added costs (5%) due to immediate
	(within 1 year) supply (rounded)	7,350,000 EU

6.7	Total	154,790,000 EU
6.8	Total Value in NIS (around)	770,000,000 NIS
(Seven hundred and seventy million NIS)

NOTE: The value of the machine may fluctuate due to changes in currency (EU, USD) rates and value of tradable metals in world markets.

Sincerely Yours,

Nachman Berenfeld - Engineer
Berenfeld International Loss Adjusters and Risk Management Ltd.

Attached:    Photos
                              Fee billing

17

2)	The following are data required for the fair value determination according to section 8b of the third addendum to the Securities Regulations (immediate and periodic statements), 1970:

Regulation Number	Information Required
8b. (i)(1)
The subject of the valuation is determining the necessity of considering the depreciation of packaging paper production array (hereinafter “machine No. 8). The purpose of this report is to determine the fair value of machine No. 8.

8b. (i)(2)	The examination of valuation is based on data from the Hadera Paper Industries LTD accounting reports as of 31.3.2010
8b. (i)(3) and (4)
The value of the machine in the reports, including additional costs and running in costs, predicted to 31.3.2010, are expected to be 580,000,000 NIS whereas the value of the machine as of the valuation report of 31.3.2010 is 770,000,000 NIS. In light of this value of estimation no provision for impairment is necessary.

18

8b. (i)(5)
Identification of Assessor: Berenfeld International Assessors Ltd is a privately owned firm with a team of engineers and assessors. The firm specializes in industrial surveys for insurance companies, banks, private companies, accountants, lawyers, courts etc, This survey was performed by Mr. Nachman Berenfeld, Engineer and Assessor, who has some 30 years of experience in performing the above mentioned tasks, Mr. Nachman Berenfeld has a B.Sc. degree in Mechanical Engineering from the TA University. He had gathered his experience since the year 1964 as a mechanical engineer of weapon systems for aviation and land machines at the Ministry of Defense and as an engineer in charge of assessing costs for aviation and land projects of the Israel Defense Industry. Mr. Berenfeld has performed many reports during this period of time with an emphasis on business oriented reports aimed at determining values for international firms such as “Machteshim Agan”, “Metaltek”, “Tefron”, “Soda Club”, “Intel”, “Ormat”, “Elco”, and more. He specializes in the metal industry, chemical industry, semiconductors, energy plants, waste water plants, paper and cardboard factories, communications and Bio Technology, power plants and more. Mr. Berenfeld reports to legal jurisdictions and serves as senior lecturer for the subjects of loss adjustments and assessment at the Insurance College. Mr. Berenfeld had performed a valuation for Hadera Paper in September of 2009. The assessor has no dependency on the requester.

The damages liability of the assessor has been limited, excluding damages caused deliberately or intentionally. The assessor had been compensated for any legal claims from a third party related to this report, and for any legal costs that these claims may carry, excluding claims related to deliberate or intentional malpractice.

19

8b. (i)(6)
The value of the machines and equipment was determined by a specialized assessor. The method of valuation was based on comparison to technical data and costs from projects similar to the machine No. 8 project.

8b. (i)(7)
The data on which the report was based:

(a) Irrelevant
(b) Irrelevant
(c) Irrelevant
(d) Irrelevant

(e) Poland Paper Machine Project – compared to machine No. 8: 172,500,000 EU

Similar project in South Africa – value of machine excluding structure is approx. 196,000,000 EU.
VOITH price offer- approx. 122,800,000 EU.

Total weighted fair value: 154,790,000 EU approx. 770,000,000 NIS.

(f) Irrelevant

20

21

22

23

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2010

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

TABLE OF CONTENTS

Page
Separate Financial Statements
Separate statements of financial position	H - 1
Separate Income Statements	H - 2
Separate Statements of comprehensive income	H - 2
Separate Statements of changes in shareholders' equity	H - 3 - H - 4
Separate Statements of Cash Flows	H - 5 - H - 6
Notes to the Separate Financial Statements	H - 7 - H - 8

HADERA PAPER LTD

SEPARATE STATEMENTS OF FINANCIAL POSITION

	March 31		December 31
	2010	2009	2009
	NIS in thousands

Current Assets
Cash and cash equivalents	1,549	415	363
Designated deposits	86,948	81,769	127,600
Trade receivables	2,821	13,679	4,347
Affiliated companies, net	623,206	350,397	548,181
Current tax assets	-	-	96
Total Current Assets	714,524	446,260	680,587
Non-Current Assets
Investment in associated companies	927,710	873,380	918,771
Loans to associated companies	69,678	69,890	69,706
Fixed assets	85,049	96,433	*101,746
Real Estate Investment	24,349	-	-
Prepaid leasing expenses	25,219	30,460	*29,756
Other assets	338	843	370
Deferred tax assets	12,258	12,895	13,223
Total Non-Current Assets	1,144,601	1,083,901	1,133,572

Total Assets	1,859,125	1,530,161	1,814,159
Current Liabilities
Credit from banks	60,056	33	102,446
Current maturities of long-term notes and long term loans	131,421	51,468	125,805
Trade payables	4,267	4,812	3,068
Other payables and accrued expenses	91,715	88,994	87,765
Financial liabilities at fair value through profit and loss	11,332	16,903	11,982
Short term employee benefit liabilities	2,865	-	5,303
Current tax liabilities	2,028	8,443	-
Total Current Liabilities	303,684	170,653	336,369
Non-Current Liabilities
Loans from banks and others	225,942	42,136	170,155
Notes	469,111	551,791	471,815
Employee benefit liabilities	4,249	8,119	3,775
Total Non-Current Liabilities	699,302	602,046	645,745

Capital and reserves	856,139	757,462	832,045

Total Liabilities and Equity	1,859,125	1,530,161	1,814,159

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 2.

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the separate financial statements: May 9, 2010

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD
SEPARATE INCOME STATEMENTS

	Three month ended March 31		Year ended December 31
	2010	2009	2009
	NIS in thousands
	(Unaudited)
Income
Revenues from services, net	74	2,663	6,430
Other income	2,336	13,419	19,624
Share in profits of associated companies - net	23,219	13,193	87,010
Finance income	22	2,545	5,557
	25,651	31,820	118,621

Cost and expenses

Finance expenses	(921)	(1,882)	(18,318)

Profit before taxes on income	24,730	29,938	100,303

Tax expenses on the income	(440)	(10,859)	(9,073)

profit for the period	24,290	19,079	91,230

SEPARATE STATEMENT
OF COMPREHENSIVE INCOME

	Three month ended March 31		Year ended December 31
	2010	2009	2009
	(Unaudited)

Comprehensive Income	24,290	19,079	91,230

Actuarial loss and defined benefit plans, net	-	-	14
Share in Other Comprehensive Income of associated companies, net	(4,634)	5,410	5,184

Comprehensive Income (loss) for the period	(4,634)	5,410	5,198

Total other comprehensive income for the period	19,656	24,489	96,428

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium on shares	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)

Balance - December 31, 2009 (Audited)	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045
Adjustment of retained earnings in respect of implementation of amendment to IAS 17 (see note 2)	-	-	-	-	-	-	-	3,590	3,590
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635
For the Three months ended March 31, 2010:
Total Comprehensive Income for the period	-	-	-	-	-	(1,007)	(3,654)	24,308	19,656
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-
Share based payment	-	-	848	-	-	-	-	-	848
Balance – March 31, 2010	125,267	301,695	11,379	3,397	13,728	(490)	(26,517)	427,680	856,139

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313
For the Three months ended March 31, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	5,953	(744)	19,280	24,489
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(435)	-	-	435	-
Share based payment	-	-	1,660	-	-	-	-	-	1,660
Balance – March 31, 2009	125,267	301,695	7,887	3,397	15,473	861	(22,930)	325,812	757,462

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium on shares	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE CASH FLOWS STATEMENTS

	Three month ended March 31		Year ended December 31
	2010	2009	2009
	NIS in thousands
	(Unaudited)
Cash flows – operating activities
Profit for the period	24,290	19,079	91,230
Tax expenses recognized in profit and loss	440	10,859	9,073
Financial expenses recognized in profit and loss, net	899	(663)	12,761
Share in profit of associated companies, net	(23,219)	(13,193)	(87,010)
Dividend received	19,960	32,770	61,814
Income from repayment of capital note to associated company	-	(16,418)	(16,418)
Capital loss on sell of fixed assets	(1,423)	-	34
Depreciation and amortization	1,748	1,249	5,127
Share based payments expenses	332	590	1,880
	23,027	34,273	78,491

Changes in assets and liabilities:
Increase in trade and other receivables	(74,375)	(144,373)	(313,050)
Increase in trade and other payables	10,497	22,469	21,702
Increase (decrease) in financial liabilities at fair value through profit and loss	(650)	2,999	(1,922)
Increase (decrease) in employee benefits and provisions	(1,976)	582	1,418
Cash used in operating activities	(43,477)	(84,050)	(213,361)

Tax Payments, net	(1,390)	-	-

Net cash used in operating activities	(44,867)	(84,050)	(213,361)

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE CASH FLOWS STATEMENTS

	Three month ended March 31		Year ended December 31
	2010	2009	2009
	NIS in thousands
	(Unaudited)
Cash flows – investing activities
Acquisition of fixed assets and Prepaid expenses in respect of a financing lease	(416)	(843)	*(5,089)
Proceeds from fixed assets	1,423	-	747
Redemption in designated deposits, net	38,657	171,277	124,614
Interest received	244	761	1,292
Net cash generated investing activities	39,908	171,195	121,564

Cash flows – financing activities
Short-term bank credit – net	(42,390)	(42,635)	59,778
Borrowings received from banks	70,000	-	156,490
Repayment of borrowings from banks	(8,075)	(3,125)	(12,568)
Repayment of capital note	-	(32,770)	(32,770)
Interest Paid	(13,390)	(8,610)	(38,753)
Redemption of notes	-	-	(40,427)
Net cash generated (used in) by financing activities	6,145	(87,140)	91,750

Increase (Decrease) in cash and cash equivalents	1,186	5	(47)
Cash and cash equivalents – beginning of period	363	410	410
Cash and cash equivalents – end of period	1,549	415	363

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 2.

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 1  -          GENERAL

The separate financial statements of the Company are prepared in accordance with the provisions of Regulation 38d to the Securities Regulations (Immediate and Periodic Reports), 1970.

A.	Definitions:

The Company	-	Hadera Paper Limited.

Affiliated Companies	-	As defined by note 1b of the conciliated financial statement of the company as of December 31, 2009.

B.	Accounting policy:

The separate financial statements were drawn up in accordance with the accounting policy set forth in note 2 of the consolidated financial statements of the Company, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in Section c and note 3 of the consolidated financial statements of the Company.

NOTE 2  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

Standards and new interpretations that influence this reporting period and/or previous reporting periods:

▪
Amendment to IAS17 "leases"

As part of the annual improvements project, for 2009, IAS 17 "Leases" was amended.

Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life. As part of the amendment, the sweeping prohibition to classify land as an operating lease was cancelled when the land is not transferred to the less or at the end of the leasing period.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease.

Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the amendment.

1)
The Company has lands and buildings that are leased to an associated company and which, until the amendment of IAS 17, have been presented as an operating lease. In accordance with the amendment to IAS 17, these leases meet the definition of financing lease and therefore are classified as investment property measured at fair value, in accordance with the Group's policy. Since the information on the fair value of the lands in previous periods is not available, the Company has recognized the property at fair value as of the date of implementation of the amendment. As a result of implementing the amendment, as of January 1, 2010, a sum of NIS 24,349 thousands was recognized in investment property, a sum of NIS 787 thousands was recognized in deferred tax liabilities and a sum of NIS 74 thousands in account payables and accrued expenses (in respect of liability for a financing lease). Pursuant to the transitional provisions of the amendment, the difference in the amount of NIS 3,590,000 was recognized in retained earnings.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 2 -           RECENTLY PUBLISHED IFRS AND INTERPRETATIONS (conditnued):

Standards and new interpretations that influence this reporting period and/or Previous reporting periods (continued):

▪	Amendment to IAS17 "leases" (continued)

2)
The Company has lands (which do not constitute investment property at fair value), which have been leased from the Israel Land Administration and the leasing fees in respect thereof have been paid in full. Following the amendment amounts in respect of the above leases, which have been presented in the financial statements as of December 31, 2009 under "prepaid expenses in respect of an operating lease" are now presented under "fixed assets".

The effect of the retroactive implementation of the amendment on the statement of financial position in the current and previous periods:

	March 31	March 31	December 31
	2010	2009	2009
	NIS in thousands

Increase in fixed assets	7,489	7,563	7,534
Decrease in long-term expenses for lease	(7,489)	(7,563)	(7,534)

3)
The Company has lands (which do not constitute investment property measured at fair value) which are held as part of a leasing agreement with the Israel Land Administration, the payment in respect thereof is made periodically. Since the information as of the date the commencement of the leases is not available, the Company recognizes the asset and liability related to the lease of the land, which was recognized again as a financing lease, at fair value as of the date of implementation of the amendment; the difference between the fair value of the asset and the fair value of the related liability was recognized in "retained earnings".

As a result of implementing the amendment, commencing from 2010, some of the leases that were treated until December 31, 2009 as operating leases, have been reclassified as financing leases.

4)
Following the implementation of the amendment, on January 1, 2010, a sum of NIS 407 thousands was recognized in "fixed assets" and a sum of NIS 73 thousands was recognized in "accounts payable and accrued expenses" (in respect of a liability for a financing lease). In addition, prepaid expenses in respect of a lease have decreased by NIS 334 thousands.

Enclosed please find the financial reports of the following associated companies:

-	Mondi Hadera Paper Ltd.

-	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

Exhibit 4

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

Report on review of Interim Financial Information
To the shareholders of Mondi Hadera Paper Ltd.

Introduction

We have reviewed the accompanying condensed interim consolidated statement of financial position of Mondi Hadera Paper Ltd. ("the Company") as of March 31, 2010 and the related condensed interim consolidated statements of income, statement of comprehensive income, changes in equity and cash flows for the three months period then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Company". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

May 3, 2010
Haifa, Israel.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	March 31,		December 31,
	2010	2009	2009
Assets
Current assets
Cash and cash equivalents	5,559	16,115	17,076
Financial assets carried at fair value through profit or loss	-	1,400	-
Trade receivables	193,248	186,517	184,415
Other receivables	2,809	1,252	2,018
Inventories	106,556	115,085	108,202
Total current assets	308,172	320,369	311,711

Non-current assets
Property, plant and equipment	144,658	152,880	146,731
Goodwill	3,177	3,177	3,177
Long term trade receivables	-	251	167
Total non-current assets	147,835	156,308	150,075
Total assets	456,007	476,677	461,786

Equity and liabilities

Current liabilities
Short-term bank credit	58,374	119,210	69,440
Current maturities of long-term bank loans	9,380	15,847	10,599
Trade payables	112,052	73,510	105,624
Hadera Paper Ltd. Group, net	52,216	63,249	57,595
Other financial liabilities	-	5,471	432
Current tax liabilities	4,586	86	3,701
Other payables and accrued expenses	22,134	(*) 25,244	21,079
Accrued severance pay, net	143	249	206
Total current liabilities	258,885	302,866	268,676

Non-current liabilities
Long-term bank loans	11,217	20,517	13,019
Deferred taxes	22,656	25,538	22,704
Employees Benefits	2,048	(*) 1,579	2,079
Total non-current liabilities	35,921	47,634	37,802

Commitments and contingent liabilities

Shareholders' equity
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserves	929	(3,120)	929
Retained earnings	116,919	85,944	111,026
	161,201	126,177	155,308
Total equity and liabilities	456,007	476,677	461,786

(*)Reclassified (see note 2C)

D. Muhlgay Finance Director	A. Solel General Manager	P. Machacek Chairman of the Supervisory Board

Approval date of the interim financial statements: May 3, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	(Unaudited)

Revenue	172,690	182,032	669,222
Cost of sales	151,752	163,116	578,537
Gross profit	20,938	18,916	90,685

Operating costs and expenses
Selling expenses	9,652	10,917	39,694
General and administrative expenses	2,888	2,649	10,826
Other income	153	55	376
	12,387	13,511	50,144

Operating profit	8,551	5,405	40,541

Finance income	(1)	(1,134)	(104)
Finance costs	765	1,697	11,363
Finance cost, net	764	563	11,259

Profit before tax	7,787	4,842	29,282

Income tax charge	1,894	1,253	611

Profit for the period	5,893	3,589	28,671

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	(Unaudited)

Profit for period	5,893	3,589	28,671

Cash flow hedges, net	-	(938)	80
Transfer to profit or loss from equity on cash flow hedge	-	968	3,999
Total comprehensive income for the period (net of tax)	5,893	3,619	32,750

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Premium	Cash flow hedges	Capital note to shareholders	Retained earnings	Total

Three months ended March 31, 2010 (Unaudited)
Balance - January 1, 2010	1	43,352	-	929	111,026	155,308
Profit for the period	-	-	-	-	5,893	5,893
Total comprehensive income for the period	-	-	-	-	5,893	5,893
Balance - March 31, 2010	1	43,352	-	929	116,919	161,201

Three months ended March 31, 2009 (Unaudited)
Balance - January 1, 2009	1	43,352	(4,079)	929	82,355	122,558
Profit for the period	-	-	-	-	3,589	3,589
Other comprehensive income for the period	-	-	30	-	-	30
Total comprehensive income for the period	-	-	30	-	3,589	3,619
Balance - March 31, 2009	1	43,352	(4,049)	929	85,944	126,177

Year ended December 31, 2009
Balance - January 1, 2009	1	43,352	(4,079)	929	82,355	122,558
Profit for the Year	-	-	-	-	28,671	28,671
Other comprehensive income for the year	-	-	4,079	-	-	4,079
Total comprehensive income for the year	-	-	4,079	-	28,671	32,750
Balance - December 31, 2009	1	43,352	-	929	111,026	155,308

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 9

Cash flows - operating activities
Profit for the period	5,893	3,589	28,671
Adjustments to reconcile net profit to net cash used in operating activities (Appendix A)	(1,479)	(10,123)	38,406
Net cash (used in) provided by operating activities	4,414	(6,534)	67,077

Cash flows - investing activities
Acquisition of property plant and equipment	(923)	(1,464)	(4,383)
Proceeds from sale of property plant and Equipment	180	165	676
Interest received	2	40	104
Net cash used in investing activities	(741)	(1,259)	(3,603)

Cash flows - financing activities
Short-term bank credit, net	(11,066)	13,822	(35,948)
Repayment of long-term bank loans	(2,990)	(2,799)	(15,929)
Interest paid	(711)	(1,259)	(7,894)
Net cash (used in) provided by financing activities	(14,767)	9,764	(59,771)

Increase in cash and cash equivalents	(11,094)	1,971	3,703
Cash and cash equivalents at the beginning of the financial period	17,076	13,315	13,315
Net foreign exchange difference on cash and cash equivalents	(423)	829	58

Cash and cash equivalents of the end of the financial period	5,559	16,115	17,076

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 9

A. Adjustments to reconcile net profit to net cash (used in) provided by operating activities

Finance expenses recognized in profit and loss, net	764	563	11,259
Taxes on income recognized in profit and loss	1,894	1,253	611
Depreciation and amortization	2,969	2,915	12,028
Capital gain on disposal of property plant and equipment	(153)	(55)	(376)

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(10,011)	(14,850)	(16,582)
Decrease in inventories	1,646	24,917	31,565
Increase (Decrease) in trade and other payables, and accrued expenses	7,847	(18,479)	11,991
Decrease in Hadera Paper Ltd. Group, net	(5,379)	(6,365)	(12,019)
	(423)	(10,101)	38,477

Income tax paid	(1,056)	(22)	(71)
	(1,479)	(10,123)	38,406

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 1 -
DESCRIPTION OF BUSINESS AND GENERAL

Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NL” or the “Parent Company”) (50.1%) and Hadera Paper Ltd. (49.9%).

NOTE 2     -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.
Basis of preparation

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements as of March 31, 2010 and for the three months then ended (“interim financial statements") of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2009 and for the year then ended, including the notes thereto.

B.
Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group's financial statements for the year ended 31 December 2009.

C.
Reclassification

Comparative figures relating to the three months ended march 31, 2009 were reclassified in these financial statements as follows: NIS 5,651 thousand were reclassified from employees' benefits in non current liabilities to employees benefits' in current liabilities.

D.
Standards and Interpretations issued but are not yet effective.

For information about dates of initial application, instruction for initial application and the expected influence of the standards that are not yet effective, please see note 2 S of the financial statements as of December 31, 2009.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 2     -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Exchange Rates and Linkage Basis Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

March 31, 2010	4.9905	3.713	113.79
March 31, 2009	5.574	4.188	110.29
December 31, 2009	5.4417	3.775	114.77

Increase (decrease) during the:	%	%	%
Three months ended March 31, 2010	(8.3)	(1.64)	(0.85)
Three months ended March 31, 2009	5.23	10.15	(0.13)
Year ended December 31, 2009	2.72	(0.71)	3.9

NOTE 3      -    RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	March 31,		December 31,	March 31,		December 31,
	2010	2009	2009	2010	2009	2009
	(Unaudited)			(Unaudited)
Other payables and accrued expenses	-	-	-	-	-	166
Trade payables	52,216	63,249	57,595	3,922	804	2,752

B.	Transactions with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	Three months ended March 31,		Year ended December 31,	Three months ended March 31,		Year ended December 31,
	2010	2009	2009	2010	2009	2009
	(Unaudited)			(Unaudited)

Sales	8,868	5,214	23,453	-	-	-
Purchases of goods	-	-	-	3,248	526	6,225
Cost of sales	20,290	21,948	85,709	618	532	1,818
Sales, general and Administrative expenses	711	818	3,020	-	-	166
Financing expenses, net	16	169	3,349	-	-	-

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 3     -      RELATED PARTIES AND INTERESTED PARTIES (Cont.)

C.	(1)
The Group leases its premises from Hadera paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements.

(2)	The Group is obligated to pay commissions to Mondi Neuseiedler Gmbh.

(3)
Negotiations between the company and its two shareholders are currently being held regarding the transfer of logistic activities from the Hadera, Holon and Haifa sites of the company to a central logistic site which is in process of being built. The minority shareholder of the company has signed an operational lease agreement on September 18, 2008 under which it has undertaken to lease the site for two of its subsidiaries and for the company. The total monthly rental fee according to this agreement is 1,135 thousand NIS (linked to the Israeli CPI) and the company's part of the site is planned to be 36%. The company has signed a guarantee for its future part of the site agreement.

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

Report on review of interim Financial Information to the shareholders of Hogla-Kimberly Ltd.

Introduction

We have reviewed the accompanying Condensed Interim Consolidated statement of financial position of Hogla Kimberly LTD. ("the Company") as of March 31, 2010 and the related Condensed Interim Consolidated statements of income, statement of comprehensive income, changes in equity and cash flows for the three months period then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Company". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel
April 22, 2010

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	As of March 31,		As of December 31,
	2010	2009	2009
	(Unaudited)
Current Assets
Cash and cash equivalents	103,100	20,395	106,996
Trade receivables	307,978	321,778	289,680
Inventories	183,213	226,651	180,631
Current tax assets	1,852	125	-
Other current assets	6,390	9,359	5,757
	602,533	578,308	583,064
Non-Current Assets
VAT Receivable	43,911	40,669	47,171
Property plant and equipment	328,593	322,035	334,604
Goodwill	18,105	18,582	18,650
Employee benefit asset	508	343	517
Deferred tax assets	5,525	4,979	4,899
Prepaid expenses for operating lease	1,733	1,861	1,765
	398,375	388,469	407,606
	1,000,908	966,777	990,670
Current Liabilities
Borrowings	26,358	57,096	25,977
Trade payables	322,413	302,982	296,359
Employee benefit obligations	13,780	13,680	12,855
Current tax liabilities	21,005	6,129	26,631
Dividend payables	20,000	41,730	40,000
Other payables and accrued expenses	65,422	50,812	57,873
	468,978	472,429	459,695
Non-Current Liabilities
Borrowings	27,180	53,195	33,736
Employee benefit obligations	7,776	8,222	7,515
Deferred tax liabilities	34,036	38,401	33,631
	68,992	99,818	74,882
Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(68,591)	(58,087)	(60,156)
Retained earnings	266,283	187,371	251,003
	462,938	394,530	456,093
	1,000,908	966,777	990,670

G. CalovoPaz	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: April 22, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2010	2009	2009
	(Unaudited)

Revenue	442,356	437,817	1,726,627
Cost of sales	300,268	301,839	1,164,949
Gross profit	142,088	135,978	561,678

Operating costs and expenses
Selling and marketing expenses	81,082	78,367	304,776
General and administrative expenses	16,975	17,672	63,097
Other Income	(3,131)	-	-
Operating profit	47,162	39,939	193,805

Finance expenses	(3,306)	(5,871)	(3,041)
Finance income	2,940	4,397	4,557

Profit before tax	46,796	38,465	195,321
Income taxes	11,516	10,017	44,226

Profit for the period	35,280	28,448	151,095

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(NIS in thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2010	2009	2009
	(Unaudited)

Profit for period	35,280	28,448	151,095
Exchange differences arising on translation of foreign operations	(7,304)	(1,491)	(1,375)
Cash flow hedges	(1,323)	2,708	766
Transfer to profit or loss from equity on cash flow hedge	(187)	(1,261)	(2,270)
Income tax relating to components of other comprehensive income	379	(363)	403

Other comprehensive income for the period (net of tax)	(8,435)	(407)	(2,476)

Total comprehensive income for the period	26,845	28,041	148,619

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended March 31, 2010 (unaudited)

Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the period	-	-	-	-	35,280	35,280
Other comprehensive income	-	-	(7,304)	(1,131)	-	(8,435)
Dividend	-	-	-	-	(20,000)	(20,000)
Balance - March 31, 2010	29,638	235,608	(67,532)	(1,059)	266,283	462,938

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended March 31, 2009 (unaudited)

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Profit for the period	-	-	-	-	28,448	28,448
Other comprehensive income	-	-	(1,491)	1,084	-	(407)
Dividend	-	-	-	-	(74,500)	(74,500)
Balance - March 31, 2009	29,638	235,608	(60,344)	2,257	187,371	394,530

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2009
Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Profit for the year	-	-	-	-	151,095	151,095
Other comprehensive income	-	-	(1,375)	(1,101)	-	(2,476)
Dividend	-	-	-	-	(133,515)	(133,515)
Balance - December 31, 2009	29,638	235,608	(60,228)	72	251,003	456,093

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	(Unaudited)

Cash flows – operating activities
Profit for the period	35,280	28,448	151,095
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	19,205	(13,841)	90,548
Net cash generated by operating activities	54,485	14,607	241,643

Cash flows – investing activities
Acquisition of property plant and equipment	(13,554)	(13,669)	(42,484)
Proceeds from disposal of Property plant and equipment	13	22	32
Proceeds from realization of trademark	3,131	-	-
Repayment of capital note by shareholders	-	32,770	32,770
Interest received	33	127	1,495
Net cash provided by (used in) investing activities	(10,377)	19,250	(8,187)

Cash flows – financing activities
Dividend paid	(40,000)	(32,770)	(93,515)
Borrowings paid	(6,192)	(5,849)	(23,904)
Short-term bank credit	37	4,371	(28,139)
Interest paid	(386)	(1,747)	(3,381)
Net cash used in financing activities	(46,541)	(35,995)	(148,939)

Net increase in cash and cash equivalents	(2,433)	(2,138)	84,517
Cash and cash equivalents – beginning of period	106,996	23,219	23,219
Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,463)	(686)	(740)
Cash and cash equivalents - end of period	103,100	20,395	106,996

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	(Unaudited)
A. Adjustments to reconcile operating profit to net cash generated (used) by operating activities

Finance expenses paid adjustment to profit	353	1,620	4,426
Taxes on income recognized in profit and loss	11,516	10,017	44,226
Depreciation and amortization	7,590	5,951	29,213
Capital loss on disposal of property, plant and equipment	194	461	948
Capital gain from realization of trademark	(3,131)	-	-

Changes in assets and liabilities:

Increase in trade receivables	(30,565)	(50,949)	(19,566)
Decrease (Increase) in other current assets	(655)	(3,055)	597
Decrease (Increase) in inventories	(4,410)	7,954	54,144
Increase in trade payables	28,133	13,182	11,927
Net change in balances with related parties	26,768	6,256	(12,911)
Increase in other payables and accrued expenses	(959)	1,323	12,303
Effect of exchange rate differences on dividend payables	-	-	(2,540)
Decrease (increase) in other long term asset	1,904	463	(5,947)
Change in employee benefit obligations, net	1,274	2,790	1,089
	38,012	(3,987)	117,909
Income taxes received	-	-	10,880
Income taxes paid	(18,807)	(9,854)	(38,241)
	19,205	(13,841)	90,548

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 1  -    DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2  -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – "Interim Financial Reporting".

The unaudited condensed interim consolidated financial statements as of March 31, 2010 and for the three months then ended (“interim financial statements") of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2009 and for the year then ended, including the notes thereto.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 2  -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group's financial statements for the year ended 31 December 2009.

C.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL’000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

March 31, 2010	1,540	3.713	113.79
March 31, 2009	1,687	4.1880	110.29
December 31, 2009	1,515	3.775	114.77

Increase (decrease) during the:	%	%	%
Three months ended March 31, 2010	1.65	(1.64)	(0.85)
Three months ended March 31, 2009	10.9	10.15	(0.14)
Year ended December 31, 2009	(0.4)	(0.71)	3.9

NOTE 3  -    SEGNIFICANT TRANSACTIONS AND EVENTS

A.
On October 22, 2009 the board of directors decided to distribute Dividend in the amount of Nis 40 million from the unapproved enterprise retained earnings accumulated as of September 30, 2009 to the holders of the ordinary shares. The dividend was paid On January 20, 2010.

B.
On February 18, 2010 the board of directors decided to distribute Dividend in the amount of Nis 20 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend will be paid during May 2010.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 3  -    SEGNIFICANT TRANSACTIONS AND EVENTS (con't)

C.	During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 89 millions USD) including interest and penalty.

KCTR has provided a provision at its Financial Reports for March 31 2010, with regards to one of these two matters (Stamp Tax) of 158 thousands YTL (approximately 104 thousands USD), which KCTR consider to be the required estimated cash outflow for the matter.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment in this matter, is not probable, and therefore it will not provide a provision at Its Financial Reports for March 31, 2010, with regards to the second matter.

Based on its tax consultant opinion,  KCTR opposes the Turkish Tax Authorities demands regarding the second matter, and is about to appeal.

NOTE 4  -    RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	March 31,		December 31,
	2010	2009	2009
	(Unaudited)
Trade receivables	25,677	36,228	35,682
Other current assets	2,808	-	948
Trade payables	89,034	91,848	72,339

B.	Transactions with Related Parties

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	(Unaudited)
Sales to related parties	51,702	67,299	243,212
Cost of sales	71,935	82,562	256,696
Royalties to the shareholders	7,705	8,030	31,117
General and administrative expenses	3,078	3,331	11,980

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 5   -    INCOME TAX CHARGE

The effective tax rate for the three months period ended March 31, 2010 is 24.6%.

NOTE 6   -    SUBSEQENT EVENTS

On April 22, 2010 the board of directors decided to distribute Dividend in the amount of Nis 40 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend will be paid during the third quarter of 2010.